UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three and Six Months Ended June 30, 2016

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and own 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors “the Board” approved a share capital increase through the issuance of 131,620 shares. Which increased the shares outstanding to 73,751,131.

For further information about the Company, see the “Interim Consolidated Financial Statements for the Six Months Ended June 30, 2016” accompanying this Interim Report.

In this Interim Report, all references to “U.S. dollar” and “$” are to the lawful currency of the United States and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

Comparative information of the unaudited consolidated interim financial statements refer to the three and six months ended June 30, 2015 and 2016, except for the statements of financial position, which compares information as of December 31, 2015 and June 30, 2016.

The following table shows the exchange rates of the U.S. dollar to these currencies for the years and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2015		2015		2016
	Average FY	December 31	Average Q2	June 30	Average Q2	June 30
Euro (EUR)	0.93	0.92	0.91	0.89	0.89	0.90
Brazil (BRL)	3.34	3.90	3.07	3.10	3.51	3.21
Mexico (MXN)	15.88	17.25	15.32	15.69	18.10	18.46
Colombia (COP)	2,745.55	3,153.54	2,498.97	2,584.20	2,994.86	2,917.33
Chile (CLP)	654.76	710.16	617.59	639.04	677.93	661.37
Peru (PEN)	3.19	3.41	3.14	3.18	3.32	3.29
Argentina (ARS)	9.26	13.04	8.95	9.09	14.22	15.04

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim financial statements for the six months ended June 30, 2016 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

As described in Note 4 of the interim financial statements, included elsewhere in this Interim Report, the accounting policies adopted in preparation of the interim financial statements for the six months ended June 30, 2016 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2015.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following table presents a summary of the unaudited interim consolidated historical financial information for the periods and as of the dates indicated and should be read in conjunction with the section of this Interim Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” as well as with the interim financial statements included elsewhere in this Interim Report.

	For the three months ended June 30,		Change	Change excluding	For the six months ended June 30,		Change	Change excluding
($ millions)	2015	2016	(%)	FX (%)	2015	2016	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue	515.7	452.4	(12.3)	(0.4)	1,031.6	871.8	(15.5)	0.9
EBITDA (1)	57.9	46.1	(20.4)	(7.8)	113.7	83.4	(26.6)	(11.0)
Adjusted EBITDA (1)	62.1	54.2	(12.7)	0.2	120.5	103.0	(14.5)	2.8
Adjusted Earnings (2)	15.7	9.3	(40.8)	(30.6)	31.4	19.2	(38.9)	(23.2)
Adjusted Earnings per share (in U.S. dollars) (3)	0.21	0.13	(38.1)	(27.8)	0.43	0.26	(39.5)	(23.5)
Free cash flow before interest (4)	(18.2)	39.4	N.M.	N.M.	(46.9)	13.1	(127.9)	(148.9)
Capital Expenditure (5)	(18.2)	(9.5)	(47.8)	(37.1)	(66.9)	(15.0)	(77.6)	(73.8)
Payments for acquisition of property, plant, equipment and intangible assets (6)	(28.2)	(21.5)	(24.0)	(5.3)	(37.3)	(40.6)	8.8	37.2
Total Debt	637.2	618.6	(2.9)	(1.3)	637.2	618.6	(2.9)	(1.3)
Cash and cash equivalents	173.1	159.5	(7.9)	(3.4)	173.1	159.5	(7.9)	(3.4)
Net debt with third parties (7)	464.1	459.1	(1.1)	(0.6)	464.1	459.1	(1.1)	(0.6)

(1)        In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, asset impairments, site relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

             EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

             EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies.

             See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)        In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the period from continuing operations adjusted for acquisition and integration related costs, amortization of acquisition related intangible assets, restructuring costs, asset impairments, site relocation costs, financing and IPO fees, other non-ordinary expenses, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income-tax expense and net finance costs.

 Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of Adjusted Earnings to profit/loss” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)        Adjusted Earnings per share is calculated based on 73,751,131 ordinary shares outstanding as of June 30, 2016.

(4)        We use free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as EBITDA less Working Capital movement, Capital expenditure, Income tax paid and Net Interest for the period. We believe that free cash flow is useful to investors because it adjusts our EBITDA by investments made to grow and improve business operations.

(5)        We define “capital expenditure” as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

             Capital expenditure for the six months ended June 30, 2015 reflects the acquisition by Atento of the rights to use certain software for $39.6 million. This intangible asset has a useful life of five years.

(6)        Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(7)        In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total Debt less cash, cash equivalents (net of any outstanding bank overdrafts).

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

See “Selected Historical Financial Information” for a reconciliation of Total Debt to Net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to Net debt with third parties is Total Debt.

Consolidated Statements of Financial Position as of December 31, 2015 and June 30, 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	December 31,	June 30,
	2015	2016
	(audited)	(unaudited)
ASSETS

NON-CURRENT ASSETS	768,704	812,720
Intangible assets	226,260	246,716
Goodwill	124,007	133,897
Property, plant and equipment	191,678	180,589
Non-current financial assets	118,923	130,715
Deferred tax assets	107,836	120,803

CURRENT ASSETS	609,712	655,405
Trade and other receivables	424,923	495,023
Other current financial assets	769	864
Cash and cash equivalents	184,020	159,518

TOTAL ASSETS	1,378,416	1,468,125

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	397,791	425,139

NON-CURRENT LIABILITIES	664,046	685,205
Deferred tax liabilities	56,062	54,501
Debt with third parties	535,277	568,603
Derivative financial instruments	684	510
Non-current provisions	55,020	58,920
Non-current non trade payables	16,002	1,504
Other non-current taxes payable	1,001	1,167

CURRENT LIABILITIES	316,579	357,781
Debt with third parties	40,289	49,872
Trade and other payables	264,848	297,456
Current provisions	11,442	10,453
TOTAL EQUITY AND LIABILITIES	1,378,416	1,468,125

Consolidated Income Statements for the Three and Six Months Ended June 30, 2015 and 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended June 30,		Change excluding FX (%)	For the six months ended June 30,		Change excluding FX (%)
	2015	2016		2015	2016
	(unaudited)			(unaudited)
Revenue	515,737	452,419	(0.4)	1,031,635	871,770	0.9
Other operating income	860	717	(12.5)	1,312	1,492	25.0
Own work capitalized	(16)	-	N.M.	(16)	4	N.M.
Other gains	-	14	N.M.	-	14	N.M.
Operating expenses:
Supplies	(19,745)	(14,998)	(12.3)	(39,460)	(30,204)	(6.8)
Employee benefit expenses	(374,682)	(341,247)	3.1	(755,066)	(656,771)	3.6
Depreciation	(12,491)	(11,964)	8.1	(26,470)	(22,861)	3.2
Amortization	(14,075)	(13,361)	6.3	(28,037)	(24,115)	-
Changes in trade provisions	(339)	(46)	(100.0)	(504)	(305)	(40.0)
Other operating expenses	(63,835)	(50,779)	(10.6)	(124,226)	(102,644)	(1.6)
Total operating expenses	(485,167)	(432,395)	0.8	(973,763)	(836,900)	2.4

Operating profit	31,414	20,755	(21.6)	59,168	36,380	(23.2)

Finance income	1,559	656	(53.3)	7,822	2,157	(64.5)
Finance costs	(19,548)	(19,944)	12.4	(40,085)	(37,802)	11.5
Change in fair value of financial instruments	1,020	180	(80.0)	14,043	662	(95.0)
Net foreign exchange gain/(loss)	(2,611)	(9,202)	N.M.	(2,973)	(12,750)	N.M.

Net finance expense	(19,580)	(28,310)	59.3	(21,193)	(47,733)	N.M.

Profit/(loss) before tax	11,834	(7,555)	N.M.	37,975	(11,353)	(136.7)

Income tax expense	(5,287)	(552)	(85.7)	(10,914)	(1,514)	(81.7)

Profit/(loss) for the period	6,547	(8,107)	N.M.	27,061	(12,867)	N.M.
Basic result per share (in U.S. dollars) (*)	0.09	(0.11)	N.M.	0.37	(0.17)	N.M.

(*) The basic result per share, for the period presented in the table above, were calculated based on the number of ordinary shares of 73,751,131 as of June 30, 2016. For the period ended June 30, 2015 the number of ordinary outstanding shares was 73,619,511.

Consolidated Statements of Cash Flow for the Three and Six Months Ended June 30, 2015 and 2016
(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2016	2015	2016
	(unaudited)
Operating activities
Profit/(loss) before tax	11,834	(7,555)	37,975	(11,353)
Adjustments to profit/(loss):
Amortization and depreciation	26,566	25,325	54,507	46,976
Impairment allowances	340	46	504	305
Change in provisions	(930)	689	(117)	2,520
Grants released to income	(129)	(145)	(246)	(222)
(Gains)/losses on disposal of fixed assets	69	711	478	588
(Gains)/losses on disposal of financial assets	1	-	-	-
Finance income	(1,559)	(656)	(7,822)	(2,157)
Finance costs	19,548	19,944	40,085	37,802
Net foreign exchange differences	(1,952)	9,202	(14,613)	12,750
Change in fair value of financial instruments	2,082	(180)	3,544	(662)
Own work capitalized	16	-	16	(4)
Changes in other gains	1,033	654	1,033	325
	45,085	55,590	77,369	98,221

Changes in working capital:
Changes in trade and other receivables	(40,459)	23,542	(92,153)	(16,549)
Changes in trade and other payables	3,035	14,445	(6,994)	34,435
Other assets/(payables)	(8,109)	(16,360)	(17,630)	(34,274)
	(45,533)	21,627	(116,777)	(16,388)

Other cash flow from operating activities
Interest paid	(19,306)	(26,149)	(33,349)	(40,823)
Interest received	642	4,494	8,376	4,748
Income tax paid	(2,879)	(7,685)	(7,401)	(14,205)
Other payments	(1,920)	(7,573)	(8,164)	(10,315)
	(23,463)	(36,913)	(40,538)	(60,595)
Net cash flow provided by/(used in) operating activities	(12,077)	32,749	(41,971)	9,885
Investment activities
Payments for acquisition of intangible assets	(12,331)	(14,116)	(12,331)	(19,344)
Payments for acquisition of property, plant and equipment	(15,888)	(7,383)	(24,969)	(21,244)
Disposals of intangible assets	535	823	535	840
Disposals of property, plant and equipment	-	56	414	62
Disposals of financial instruments	15,177	-	26,866	-
Net cash flow provided by/(used in) investment activities	(12,507)	(20,620)	(9,485)	(39,686)
Financing activities
Proceeds from borrowing from third parties	20,306	-	29,239	-
Repayment of borrowing from third parties	-	(5,219)	-	(7,082)
Net cash flow provided by/(used in) financing activities	20,306	(5,219)	29,239	(7,082)
Net increase/(decrease) in cash and cash equivalents	(4,278)	6,910	(22,217)	(36,883)
Exchange differences	381	3,981	(16,140)	12,381
Cash and cash equivalents at beginning of period	176,979	148,627	211,439	184,020
Cash and cash equivalents at end of period	173,082	159,518	173,082	159,518

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2015	2016	2015	2016
	(unaudited)

Profit/(loss) for the period	6.5	(8.1)	27.1	(12.9)
Net finance expense	19.6	28.2	21.2	47.8
Income tax expense	5.3	0.6	10.9	1.5
Depreciation and amortization	26.5	25.4	54.5	47.0
EBITDA (non-GAAP)	57.9	46.1	113.7	83.4
Acquisition and integration related costs (a)	-	-	0.1	-
Restructuring costs (b)	2.7	6.7	3.7	12.9
Site relocation costs (c)	0.1	0.2	0.5	5.9
Financing and IPO fees (d)	-	-	0.3	-
Asset impairments and Other (e)	1.4	1.3	2.2	0.8
Total non-recurring items	4.2	8.1	6.8	19.6
Adjusted EBITDA (non-GAAP)	62.1	54.2	120.5	103.0

(a)     Acquisition and integration related costs incurred during the six months ended June 30, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project costs.

(b)     Restructuring costs incurred during the three and six months ended June 30, 2015 and 2016 primarily included a number of restructuring and personnel costs that are not related to our core result of operations. Restructuring costs for the three and six months ended June 30, 2015 relates mainly to labor force optimization in EMEA as a consequence of significant reduction in activity levels during 2015. Restructuring costs for the three and six month ended June 30, 2016, primarily relates to costs to adapt the organizations in EMEA and Brazil to lower levels of activity and other minor restructurings in the Americas.

(c)     Site relocation costs for the three and six months ended June 30, 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental costs reduction lower attrition and improvement in absenteeism. Site relocation costs incurred for the three and six months ended June 30, 2016 relate to the anticipated site closures in Brazil in connection with the site relocation program.

(d)     Financing and IPO fees for the six months ended June 30, 2015 relate to remaining costs incurred in connection with the IPO process.

(e)     Asset impairment and other costs incurred for the three months ended June 30, 2015 mainly refer to consulting costs in Brazil and Spain ($1.0 million) related to efficiency and process improvement projects. Asset impairments and other costs incurred for the three months ended June 30, 2016 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects.

Asset impairment and other costs incurred for the six months ended June 30, 2015 also include to consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation. Asset impairment and other costs incurred for the six months ended June 30, 2016 include the impact in EMEA of receivables that has previously been impaired.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions, except percentage changes)	2015	2016	2015	2016
	(unaudited)
Profit/(loss) attributable to equity holders of the parent	6.5	(8.1)	27.1	(12.9)
Acquisition and integration related costs (a)	-	-	0.1	-
Amortization of acquisition related intangible assets (b)	6.9	6.2	14.6	11.4
Restructuring costs (c)	2.7	6.7	3.7	12.9
Site relocation costs (d)	0.1	0.2	0.5	5.9
Financing and IPO fees (e)	-	-	0.3	-
Asset impairments and Other (f)	1.4	1.3	2.2	0.8
Net foreign exchange gain on financial instruments (g)	(1.0)	(0.2)	(14.0)	(0.7)
Net foreign exchange impacts (h)	2.6	9.2	3.0	12.9
Tax effect (i)	(3.5)	(6.0)	(6.1)	(11.1)
Total of add-backs	9.2	17.4	4.3	32.1
Adjusted Earnings (non-GAAP) (unaudited)	15.7	9.3	31.4	19.2
Adjusted basic Earnings per share (in U.S. dollars) (unaudited) (*)	0.21	0.13	0.43	0.26

(a)     Acquisition and integration related costs incurred during the six months ended June 30, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project costs.

(b)     Amortization of acquisition related intangible assets represents the amortization expense of intangible assets resulting from the acquisition and has been adjusted to eliminate the impact of the amortization arising from the acquisition which is not in the ordinary course of our daily operations and also distorts comparison with peers and our results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)     Restructuring costs incurred during the three and six months ended June 30, 2015 and 2016 primarily included a number of restructuring and personnel costs that are not related to our core result of operations. Restructuring costs for the three and six months ended June 30, 2015 relates mainly to labor force optimization in EMEA as a consequence of significant reduction in activity levels during 2015. Restructuring costs for the three and six month ended June 30, 2016, primarily relates to costs to adapt the organization in EMEA and Brazil to lower levels of activity and other minor restructurings in the Americas.

(d)     Site relocation costs for the three and six months ended June 30, 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental costs reduction lower attrition and improvement in absenteeism. Site relocation costs incurred for the three and six months ended June 30, 2016 relate to the anticipated site closures in Brazil in connection with the site relocation program.

(e)     Financing and IPO fees for the six months ended June 30, 2015 relate to remaining costs incurred in connection with the IPO process.

(f)      Asset impairment and other costs incurred for the three months ended June 30, 2015 mainly refer to consulting costs in Brazil and Spain ($1.0 million) related to efficiency and process improvement projects. Asset impairments and other costs incurred for the three months ended June 30, 2016 mainly refer to consulting and other costs in connection with efficiencies and costs reduction projects.

Asset impairment and other costs incurred for the six months ended June 30, 2015 also include to consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation. Asset impairment and other costs incurred for the six months ended June 30, 2016 include the impact in EMEA of receivables that has previously been impaired.

(g)     As of 2015, management analyzes the Company’s financial condition performance excluding net foreign exchange financial instruments which eliminates the volatility related to the gain or loss of the ineffective portion of the hedge instruments. For the three months ended March 31, 2015 an amount of $13.0 million was reversed from equity to profit/(loss) in the consequence of the company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as hedging items.

(h)     As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results.

(i)       The tax effect represents the tax impact of the total adjustments based on tax rate of 25.5% for the period from April 1, 2016 to June 30, 2016, 28.7% for the period from April 1, 2015 to June 30, 2015. 25.7% for the period from January 1, 2016 to June 30, 2016 and 29.5% for the period from January 1, 2015 to June 30, 2015.

(*)  The Adjusted Earnings per share, for the period presented in the table above, was calculated considering the number of ordinary shares outstanding of 73,751,131 (weighted average number of ordinary shares) as of June 30, 2016. For the period ended June 30, 2015 the number of ordinary shares was 73,619,511.

Adjusted Earnings in Consolidated Income Statements

For the purpose of best presentation of Adjusted Earnings, the adjustments disclosed at “Reconciliation of Adjusted Earning to profit/(loss)” on page 11 of this Interim Report were allocated to the correspondent lines of Consolidated Income Statements for the three and six months ended June 30, 2015 and 2016:

($ in millions, except percentage changes)	For the three months ended June 30,
	2015	Allocation (a)	2015 Adjusted	2016	Allocation (a)	2016 Adjusted	Change (%)	Change excluding FX (%)
	(unaudited)
Revenue	515.7	-	515.7	452.4	-	452.4	(12.3)	(0.4)
Other operating income	0.9	-	0.9	0.7	-	0.7	(22.2)	(12.5)
Operating expenses:
Supplies	(19.7)	-	(19.7)	(15.0)	-	(15.0)	(23.9)	(12.3)
Employee benefit expenses (b)	(374.7)	2.7	(372.0)	(341.2)	6.7	(334.5)	(10.1)	1.9
Depreciation	(12.5)	-	(12.5)	(12.0)	-	(12.0)	(4.0)	8.1
Amortization (c)	(14.1)	6.9	(7.2)	(13.4)	6.2	(7.2)	-	16.1
Changes in trade provisions	(0.3)	-	(0.3)	-	-	-	(100.0)	(100.0)
Other operating expenses (d)	(63.8)	1.5	(62.3)	(50.8)	1.5	(49.3)	(20.9)	(11.0)
Total operating expenses	(485.1)	11.1	(474.0)	(432.4)	14.4	(418.0)	(11.8)	(0.1)
Operating profit	31.5	11.1	42.5	20.7	14.4	35.1	(17.4)	(4.9)
Finance income	1.5	-	1.5	0.7	-	0.7	(53.3)	(53.3)
Finance costs	(19.5)	-	(19.5)	(19.9)	-	(19.9)	2.1	12.4
Change in fair value of financial instruments (e)	1.0	(1.0)	-	0.2	(0.2)	-	N.M.	N.M.
Net foreign exchange gain/(loss) (f)	(2.6)	2.6	-	(9.2)	9.2	-	N.M.	N.M.
Net finance expense	(19.6)	1.6	(18.0)	(28.2)	9.0	(19.2)	6.7	18.5
Profit/(loss) before tax	11.8	12.7	24.5	(7.5)	23.4	15.9	(35.1)	(23.2)
Income tax expense (g)	(5.3)	(3.5)	(8.8)	(0.6)	(6.0)	(6.6)	(25.3)	(9.9)
Profit/(loss) for the period	6.5	9.2	15.7	(8.1)	17.4	9.3	(40.8)	(30.6)

Basic result per share	0.09		0.21	(0.11)		0.13	(38.1)	(27.8)

N.M. means not meaningful

($ in millions, except percentage changes)	For the six months ended June 30,
	2015	Allocation (a)	2015 Adjusted	2016	Allocation (a)	2016 Adjusted	Change (%)	Change excluding FX (%)
	(unaudited)
Revenue	1,031.6	-	1,031.6	871.8	-	871.8	(15.5)	0.9
Other operating income	1.3	-	1.3	1.5	-	1.5	15.4	25.0
Operating expenses:
Supplies	(39.5)	-	(39.5)	(30.2)	-	(30.2)	(23.5)	(6.8)
Employee benefit expenses (b)	(755.1)	3.7	(751.4)	(656.8)	12.9	(643.9)	(14.3)	2.2
Depreciation	(26.5)	-	(26.5)	(22.9)	-	(22.9)	(13.6)	3.2
Amortization (c)	(28.0)	14.6	(13.4)	(24.1)	11.4	(12.7)	(5.2)	9.5
Changes in trade provisions	(0.5)	-	(0.5)	(0.3)	-	(0.3)	(40.0)	(40.0)
Other operating expenses (d)	(124.2)	3.1	(121.1)	(102.6)	6.7	(95.9)	(20.8)	(5.4)
Total operating expenses	(973.8)	21.4	(952.4)	(836.9)	31.0	(805.9)	(15.4)	0.9
Operating profit	59.1	21.4	80.5	36.4	31.0	67.4	(16.3)	1.5
Finance income	7.8	-	7.8	2.2	-	2.2	(71.8)	(64.5)
Finance costs	(40.1)	-	(40.1)	(37.8)	-	(37.8)	(5.7)	11.5
Change in fair value of financial instruments (e)	14.0	(14.0)	-	0.7	(0.7)	-	N.M.	N.M.
Net foreign exchange gain/(loss) (f)	(3.0)	3.0	-	(12.9)	12.9	-	N.M.	N.M.
Net finance expense	(21.3)	(11.0)	(32.3)	(47.8)	12.2	(35.6)	10.2	28.5
Profit/(loss) before tax	37.8	10.4	48.2	(11.4)	43.2	31.8	(34.0)	(17.8)
Income tax expense (g)	(10.9)	(6.1)	(17.0)	(1.5)	(11.1)	(12.6)	(25.9)	(8.0)
Profit/(loss) for the period	27.1	4.3	31.4	(12.9)	32.1	19.2	(38.9)	(23.2)

Basic result per share	0.37		0.43	(0.17)		0.26	(39.5)	(23.5)
N.M. means not meaningful

Adjusted Earnings footnotes reference:

(a)     Allocation of adjustments from the “Reconciliation of Adjusted Earnings to profit/(loss)” disclosed on page 11 of this Interim Report.

(b)     “Employee benefit expenses” adjustment is disclosed on footnote (c) “Restructuring costs”.

(c)     “Amortization” adjustment is related to footnote (b) “Amortization of acquisition related intangible assets”.

(d)     “Other operating expenses” adjustment includes adjustments detailed in footnotes (a) “Acquisition and integration related costs”, (d)” Site relocation costs”, (e” IPO fees” and, (g) “Asset impairment and other”.

(e)     “Change in fair value of financial instruments” adjustment refers to footnote (g) “Net foreign exchange gain on financial instruments”.

(f)      “Net foreign exchange gain/(loss)” adjustment refers to footnote (h) “Net foreign exchange impacts”

(g)     “Income tax expense” adjustment is related to footnote (i) “Tax effect”.

Financing Arrangements

Certain of our debt agreements contain financial ratios as an instrument to monitor the Company’s financial condition and as preconditions to some transactions (e.g. new debts, permitted payments). The following is a brief description of the financial ratios.

1.       Gross Leverage Ratio (applies to Atento S.A.) – measure the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.75 times the EBITDA for the last twelve months. As of June 30, 2016, the current ratio was 2.66.

2.       Fixed Charge Coverage Ratio (applies to Restricted Group) – measure the Company’s ability to pay interest expenses and dividends (fixed charge) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of June 30, 2016, the current ratio was 4.1.

3.       Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents) to EBITDA – all of the financial terms as defined in the Debenture indenture. The contractual ratio indicates that Brazil net debt should not surpass 2.5 times the Brazilian EBITDA. As of June 30, 2016, the current ratio was 1.88. This is the only ratio considered as a financial covenant.

The Company monitors regularly all financial ratios under the debt agreements. As of June 30, 2016, we were in compliance with the terms of our covenants.

	As of June30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2015	2016
	(unaudited)
Cash and cash equivalents	173.1	159.5
Debt:
7.375% Senior Secured Notes due 2020	301.0	302.5
Brazilian Debentures	211.0	204.9
Contingent Value Instrument	35.9	23.9
Finance Lease Payables	7.2	4.1
Other Borrowings	82.1	83.2
Total Debt	637.2	618.6
Net Debt with third parties (1) (unaudited)	464.1	459.1
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	295.1	232.9
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	2.0x

(1)     In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)     Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Interim Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. They are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

For additional detail see the sections entitled “Risk Factors” and “Cautionary Statement with respect to Forward Looking Statements” report on our Annual Form 20-F (the “20-F”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with the interim consolidated financial statements and the related notes included herein. The interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Interim Report, particularly under “Cautionary Statement with respect to Forward Looking Statements” and the section entitled “Risk Factors” in the 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and among the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, each solution customized for the individual client’s needs.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customers care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 155,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

Our number of workstations decreased from 90,622 as of June 30, 2015 to 89,906 as of June 30, 2016. Since we lease all of our call center facilities (it means, buildings and related equipment), which increases our operating expenses and does not result in a depreciation expense (except for IT infra that is supported by Atento and depreciated), our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors EBITDA.

As a part of our strategy to improve cost and efficiencies we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we are able to then draw from new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in tier 2 cities increased 5.9 percentage points, from 55.8% for the six months ended June 30, 2015 to 61.7% for the six months ended June 30, 2016, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

The following table shows the number of delivery centers and workstations in each of the jurisdictions in which we operated as of June 30, 2015 and 2016:

	Number of Workstations		Number of Service Delivery Centers (1)
	2015	2016	2015	2016
	(unaudited)
Brazil	49,275	46,286	33	32
Americas	33,874	36,978	47	51
Argentina (2)	3,705	3,670	11	11
Central America (3)	2,484	2,605	5	5
Chile	2,269	2,754	2	3
Colombia	5,929	7,508	8	9
Mexico	9,622	9,878	15	16
Peru	8,615	9,253	3	4
United States (4)	1,250	1,310	3	3
EMEA	7,473	6,642	18	16
Morocco	2,039	1,076	4	2
Spain	5,434	5,566	14	14
Total	90,622	89,906	98	99

(1)     Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2)     Includes Uruguay.

(3)     Includes Guatemala and El Salvador.

(4)     Includes Puerto Rico.

For the three and six months ended June 30, 2016, revenue generated from our fifteen largest client groups represented 80.6% and 81.0%, respectively, of our revenue as compared to 84.5% and 82.1%, in the same period in prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented, in aggregate, 38.4% and 38.3% of our revenue for the three and six months ended June 30, 2016, respectively, as compared to 39.1% and 37.2% of our revenue in the same period in prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the six months ended June 30, 2016, CRM BPO solutions and individual services comprised approximately 22.8% and 77.2% of our revenue, respectively. For the same period in 2015, CRM BPO solutions and individual services comprised approximately 23.8% and 76.2% of our revenue, respectively. For the three months ended June 30, 2016 CRM BPO solutions and individual services comprised approximately 23.0% and 77.0% of our revenue, respectively. For the same period in 2015, CRM BPO solutions and individual services comprised approximately 23.8% and 76.2% of our revenue, respectively.

During the six months ended June 30, 2016, telecommunications represented 49.8% of our revenue and financial services represented 34.5% of our revenue, compared to 49.7% and 34.8%, respectively, for the same period in 2015. Additionally, during the six months ended June 30, 2015 and 2016 the sales by service were:

	For the six months ended June 30,
	2015	2016

Customer Service	48.4%	49.5%
Sales	18.3%	16.2%
Collection	10.1%	10.2%
Back Office	9.3%	10.3%
Technical Support	10.7%	9.5%
Others	3.2%	4.3%
Total	100.0%	100.0%

During the three months ended June 30, 2016, telecommunications represented 49.7% of our revenue and financial services represented 34.5% of our revenue, compared to 49.8% and 35.2%, respectively, for the same period in 2015. Additionally, during the three months ended June 30, 2015 and 2016 the sales by service were:

	For the three months ended June 30,
	2015	2016

Customer Service	48.0%	49.7%
Sales	18.3%	16.3%
Collection	10.3%	10.0%
Back Office	9.4%	10.1%
Technical Support	10.7%	9.4%
Others	3.3%	4.5%
Total	100.0%	100.0%

 We operate in 14 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the six months ended June 30, 2016, Brazil accounted for 44.1% of our revenue, Americas accounted for 42.0% of our revenue and EMEA accounted for 13.9% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended June 30, 2016, Brazil accounted for 44.7% of our revenue, Americas accounted for 41.8% of our revenue and EMEA accounted for 13.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Consolidated Income Statements for the Three and Six Months Ended June 30, 2015 and 2016

($ in millions, except percentage changes)	For the three months ended June 30,		Change	Change excluding	For the six months ended June 30,		Change	Change excluding
	2015	2016	(%)	FX (%)	2015	2016	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue	515.7	452.4	(12.3)	(0.4)	1,031.6	871.8	(15.5)	0.9
Other operating income	0.9	0.7	(22.2)	(12.5)	1.3	1.5	15.4	25.0
Operating expenses:
Supplies	(19.7)	(15.0)	(23.9)	(12.3)	(39.5)	(30.2)	(23.5)	(6.8)
Employee benefit expenses	(374.7)	(341.2)	(8.9)	3.1	(755.1)	(656.8)	(13.0)	3.6
Depreciation	(12.5)	(12.0)	(4.0)	8.1	(26.5)	(22.9)	(13.6)	3.2
Amortization	(14.1)	(13.4)	(5.0)	6.3	(28.0)	(24.1)	(13.9)	-
Changes in trade provisions	(0.3)	-	(100.0)	(100.0)	(0.5)	(0.3)	(40.0)	(40.0)
Other operating expenses	(63.8)	(50.8)	(20.4)	(10.6)	(124.2)	(102.6)	(17.4)	(1.6)
Total operating expenses	(485.1)	(432.4)	(10.9)	0.8	(973.8)	(836.9)	(14.1)	2.4
Operating profit	31.5	20.7	(34.3)	(21.6)	59.1	36.4	(38.4)	(23.2)
Finance income	1.5	0.7	(53.3)	(53.3)	7.8	2.2	(71.8)	(64.5)
Finance costs	(19.5)	(19.9)	2.1	12.4	(40.1)	(37.8)	(5.7)	11.5
Change in fair value of financial instruments	1.0	0.2	(80.0)	(80.0)	14.0	0.7	(95.0)	(95.0)
Net foreign exchange gain/(loss)	(2.6)	(9.2)	N.M.	N.M.	(2.9)	(12.9)	N.M.	N.M.
Net finance expense	(19.6)	(28.2)	43.9	59.3	(21.2)	(47.8)	125.5	N.M.
Profit/(loss) before tax	11.8	(7.5)	N.M.	N.M.	37.9	(11.4)	(130.1)	(136.7)
Income tax expense	(5.3)	(0.6)	(88.7)	(85.7)	(10.9)	(1.5)	(86.2)	(81.7)
Profit/(loss) for the period	6.5	(8.1)	N.M.	N.M.	27.1	(12.9)	(147.6)	N.M.
Other financial data:
EBITDA (1) (unaudited)	57.9	46.1	(20.4)	(7.8)	113.7	83.4	(26.6)	(11.0)
Adjusted EBITDA (1) (unaudited)	62.1	54.2	(12.7)	0.2	120.5	103.0	(14.5)	2.8

(1) For reconciliation with IFRS as issued by IASB, see section "Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
N.M. means not meaningful

Consolidated Income Statements by Segment for the Three and Six Months Ended June 30, 2015 and 2016

($ in millions, except percentage changes)	For the three months ended June 30,		Change	Change Excluding	For the six months ended June 30,		Change	Change Excluding
	2015	2016	(%)	FX (%)	2015	2016	(%)	FX (%)
	(unaudited)				(unaudited)
Revenue:
Brazil	256.9	202.2	(21.3)	(10.1)	521.0	384.7	(26.2)	(8.1)
Americas	198.2	189.1	(4.6)	13.0	385.6	366.3	(5.0)	14.4
EMEA	61.1	61.6	0.8	(1.3)	125.9	121.6	(3.4)	(3.3)
Other and eliminations (1)	(0.5)	(0.5)	-	66.7	(0.9)	(0.8)	(11.1)	14.3
Total revenue	515.7	452.4	(12.3)	(0.4)	1,031.6	871.8	(15.5)	0.9
Operating expense:
Brazil	(236.1)	(191.9)	(18.7)	(7.1)	(483.3)	(367.3)	(24.0)	(5.1)
Americas	(181.0)	(175.3)	(3.1)	14.9	(356.1)	(338.3)	(5.0)	14.4
EMEA	(65.1)	(63.7)	(2.2)	(4.2)	(129.9)	(127.8)	(1.6)	(1.5)
Other and eliminations (1)	(2.9)	(1.5)	(48.3)	(51.6)	(4.5)	(3.5)	(22.2)	(27.1)
Total operating expenses.	(485.1)	(432.4)	(10.9)	0.8	(973.8)	(836.9)	(14.1)	2.4
Operating profit/(loss):
Brazil	20.8	10.3	(50.5)	(44.3)	38.0	17.4	(54.2)	(44.8)
Americas	17.8	14.3	(19.7)	(5.9)	30.3	28.8	(5.0)	15.2
EMEA	(3.8)	(2.0)	(47.4)	(48.7)	(3.7)	(5.6)	51.4	51.4
Other and eliminations (1)	(3.3)	(1.9)	(42.4)	(44.1)	(5.5)	(4.2)	(23.6)	(22.2)
Total operating profit	31.5	20.7	(34.3)	(21.6)	59.1	36.4	(38.4)	(23.2)
Net finance expense:
Brazil	(10.2)	(11.0)	7.8	23.6	(15.3)	(19.3)	26.1	55.6
Americas	(0.4)	(4.1)	N.M.	N.M.	(9.3)	(7.1)	(23.7)	(5.3)
EMEA	(3.9)	(2.9)	(25.6)	(27.5)	(6.1)	(5.9)	(3.3)	(3.3)
Other and eliminations (1)	(5.1)	(10.2)	100.0	100.0	9.5	(15.5)	N.M.	N.M.
Total net finance expense	(19.6)	(28.2)	43.9	59.3	(21.2)	(47.8)	125.5	N.M.
Income tax benefit/(expense):
Brazil	(3.7)	0.2	(105.4)	(105.9)	(8.3)	1.4	(116.9)	(120.3)
Americas	(5.0)	(4.4)	(12.0)	-	(10.2)	(9.5)	(6.9)	8.0
EMEA	2.0	1.3	(35.0)	(35.0)	2.6	2.9	11.5	11.5
Other and eliminations (1)	1.4	2.3	64.3	43.8	5.0	3.7	(26.0)	(24.5)
Total income tax benefit/(expense)	(5.3)	(0.6)	(88.7)	(85.7)	(10.9)	(1.5)	(86.2)	(81.7)
Profit/(loss) for the period:
Brazil.	6.9	(0.5)	(107.2)	(107.9)	14.4	(0.5)	(103.5)	(104.1)
Americas	12.4	5.8	(53.2)	(47.3)	10.8	12.2	13.0	40.2
EMEA	(5.8)	(3.5)	(39.7)	(40.7)	(7.2)	(8.6)	19.4	19.4
Other and eliminations (1)	(7.0)	(9.9)	41.4	43.5	9.1	(16.0)	N.M.	N.M.
Profit/(loss) for the period	6.5	(8.1)	N.M.	N.M.	27.1	(12.9)	(147.6)	N.M.
Other financial data:
EBITDA (2):
Brazil	33.6	23.3	(30.7)	(21.8)	64.9	41.4	(36.2)	(22.2)
Americas	27.9	23.2	(16.8)	(3.3)	50.6	45.8	(9.5)	8.3
EMEA	(0.4)	1.3	N.M.	N.M.	3.1	0.2	(93.5)	(93.5)
Other and eliminations (1)	(3.2)	(1.7)	(46.9)	(50.0)	(4.9)	(4.0)	(18.4)	(18.4)
Total EBITDA (unaudited)	57.9	46.1	(20.4)	(7.8)	113.7	83.4	(26.6)	(11.0)
Adjusted EBITDA (2):
Brazil	34.6	27.1	(21.7)	(11.7)	66.4	52.0	(21.7)	(4.4)
Americas	28.3	24.3	(14.1)	-	51.7	47.7	(7.7)	10.2
EMEA	2.5	3.6	44.0	44.0	6.4	6.3	(1.6)	(3.1)
Other and eliminations (1)	(3.3)	(0.8)	(75.8)	(76.5)	(4.0)	(3.0)	(25.0)	(25.0)
Total Adjusted EBITDA (unaudited)	62.1	54.2	(12.7)	0.2	120.5	103.0	(14.5)	2.8
(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For reconciliation with IFRS as issued by IASB, see section "Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)" as above.
N.M. means not meaningful

Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2016

Revenue

Revenue decreased by $63.3 million, or 12.3%, from $515.7 million for the three months ended June 30, 2015 to $452.4 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, revenue decreased by 0.4%. Strong performance in Americas with both Telefónica and non-Telefónica clients, mostly offset declines in Brazil and EMEA. Revenue in Americas increased by 21.8 million or 13.0% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, decreased by 6.6% due to lower volumes in Brazil and EMEA that were only partially offset by 7.9% increase in Americas.

Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 21.4% mainly due to strong double-digit growth in Americas. Significant growth is due to strong performance of 2015 new clients, mainly in Argentina, Colombia, Chile, Peru and off-shore business from the United States. As of the three months ended June 30, 2016, revenue from non-Telefónica clients equaled 57.0% of total revenue, compared to 54.1% for the three months ended June 30, 2015, an increase of 3.1 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended June 30, 2015 and June 30, 2016 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended June 30,
($ in millions, except percentage changes)	2015	(%)	2016	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	256.9	49.8	202.2	44.7	(21.3)	(10.1)
Americas	198.2	38.4	189.1	41.8	(4.6)	13.0
EMEA	61.1	11.9	61.6	13.6	0.8	(1.3)
Other and eliminations (1)	(0.5)	(0.1)	(0.5)	(0.1)	-	66.7
Total	515.7	100.0	452.4	100.0	(12.3)	(0.4)

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended June 30, 2015 and 2016 was $256.9 million and $202.2 million, respectively. Revenue decreased in Brazil by $54.7 million, or 21.3%. Excluding the impact of foreign exchange, revenue decreased by 10.1%. Excluding the impact of foreign exchange, revenue from Telefónica decrease 21.4%, principally due to lower volumes. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, decreased by 2.8%, mainly due to lower volumes in existing clients impacted by the macroeconomic conditions in Brazil.

Americas

Revenue in Americas for the three months ended June 30, 2015 and 2016 was $198.2 million and $189.1 million, respectively, a decrease of $9.1 million, or 4.6%. Excluding the impact of foreign exchange, revenue increased by 13.0%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 7.9%. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 17.8% driven by revenue from 2015 new clients and an increase in share of wallet with existing clients in all markets, particularly Argentina, Colombia, Chile, Peru and nearshore business in United States.

EMEA

Revenue in EMEA for the three months ended June 30, 2015 and 2016 was $61.1 million and $61.6 million, respectively, an increase of $0.5 million, or 0.8%. Excluding the impact of foreign exchange, revenue decreased 1.3%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 3.1% primarily due to declines in volume. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 1.8% mainly due to growth with new clients.

Other operating income

Other operating income decreased from $0.9 million for the three months ended June 30, 2015 to $0.7 million, for the period ended June 30, 2016, or by $0.2 million.

 Total operating expenses

Total operating expenses decreased $52.7 million, or 10.9%, from $485.1 million for the three months ended June 30, 2015 to $432.4 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, operating expenses increased by 0.8%. As a percentage of revenue, operating expenses represented 94.1% and 95.6% for the three months ended June 30, 2015 and 2016, respectively. This increase was mainly due to increases in non-recurring costs and Selling, General & Administrative Expense. These changes were mainly due the following items:

Supplies: Supplies decreased by $4.7 million, or 23.9%, from $19.7 million for the three months ended June 30, 2015 to $15.0 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, supplies expense decreased by 12.3% due to reductions in Brazil. As a percentage of revenue, supplies represent 3.8% and 3.3% for the three months ended June 30, 2015 and 2016, respectively.

Employee benefits expenses: Employee benefit expenses decreased by $33.5 million, or 8.9%, from $374.7 million for the three months ended June 30, 2015 to $341.2 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, employee benefits expenses increased by 3.1%. As a percentage of the revenue, employee benefits expenses represented 72.7% and 75.4% for the three months ended June 30, 2015 and 2016, respectively. This increase in the percentage over revenue is due to restructuring costs in Spain and Brazil to align the labor force with new volumes levels wage inflation in Brazil.

 Depreciation and amortization: Depreciation and amortization expense decreased by $1.2 million, or 4.5%, from $26.6 million for the three months ended June 30, 2015 to $25.4 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 7.2%, mainly due to increase in Brazil.

Changes in trade provisions: Changes in trade provisions changed by $0.3 million, from negative figure of $0.3 million for the three months ended June 30, 2015 to zero for the three months ended June 30, 2016. This variation was principally due to the collection of some receivables that had previously been impaired, and receivables accounted as bad debt mainly in Brazil. As a percentage of revenue, changes in trade provisions constituted less than 0.1% for the three months ended June 30, 2015 and 0.0% for the three months ended June 30, 2016.

Other operating expenses: Other operating expenses decreased $13.0 million, or 20.4%, from $63.8 million for the three months ended June 30, 2015 to $50.8 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, other operating expenses decreased 10.6%. As a percentage of revenue, other operating expenses were 12.4% and 11.2% for the three months ended June 30, 2015 and 2016, respectively. The decrease is mainly due to savings in Brazil and EMEA.

Brazil

 Total operating expenses in Brazil decreased by $44.2 million, or 18.7%, from $236.1 million for the three months ended June 30, 2015 to $191.9 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 7.1%. As a percentage of revenue increased from 91.9% to 94.9%, for the three months ended June 30, 2015 and 2016, respectively. This increase was due to non-recurring restructuring costs to align the labor force with current volume levels and higher depreciation due to new sites and technology investments. The increase was partially offset by savings from productivity initiatives, infrastructure and utilities.

Americas

Total operating expenses in the Americas decreased by $5.7 million, or 3.1%, from $181.0 million for the three months ended June 30, 2015 to $175.3 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased 14.9%. As a percentage of revenue increased from 91.3% to 92.7%.

EMEA

Total operating expenses in EMEA decreased $1.4 million, or 2.2%, from $65.1 million for the three months ended June 30, 2015 to $63.7 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, operating expenses decreased 4.2%. As a percentage of revenue decreased from 106.5% to 103.4%, mainly driven by savings in infrastructure and utilities and reductions due to ongoing restructuring programs.

Operating profit

Operating profit decreased by $10.8 million, or 34.3%, from $31.5 million for the three months ended June 30, 2015 to $20.7 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, operating profit decreased $5.7 million. Operating profit margin decreased from 6.1% for the period ended June 30, 2015 to 4.6% for the period ended on June 30, 2016. The decrease is mainly due to non-recurring restructuring expenses in Brazil and EMEA, and inflation in Peru and Argentina.

Brazil

Operating profit in Brazil decreased by $10.5 million, or 50.5%, from $20.8 million for the three months ended June 30, 2015 to $10.3 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, operating profit decreased 44.3%. Operating profit margin in Brazil decreased from 8.2% for the three months ended on June 30, 2015 to 5.1% for the period ended June 30, 2016, excluding the impact of foreign exchange. The decrease in operating profit was due to the declines in revenue, the increase in non-recurring restructuring costs to align with lower volumes and the phasing of wage increases.

Americas

Operating profit in the Americas decreased by $3.5 million, or 19.7%, from $17.8 million for the three months ended June 30, 2015 to $14.3 million for the period ended June 30, 2016. Excluding the impact of foreign exchange, operating profit decreased by 5.9%. Operating profit margin decreased from 9.1% for the period ended June 30, 2015 to 7.6% for the three months ended June 30, 2016. The decrease in profitability was due to ramp up of new clients mainly in Mexico and high inflation of services in Argentina and Peru.

EMEA

Operating profit in EMEA decreased by $1.8 million, from a loss of $3.8 million for the three months ended June 30, 2015 to a loss of $2.0 million for the period ended June 30, 2016. Excluding the impact of foreign exchange operating profit margin improved from 6.3% to 3.2%. The increase in operating profit was mainly driven by lower costs due to restructuring programs to adapt to lower volumes.

Finance income

Finance income decreased by $0.8 million, from $1.5 million for the three months ended June 30, 2015 to $0.7 million for the three months ended June 30, 2016. Excluding the impact of foreign exchange, finance income decreased by $0.8 million during the three months ended June 30, 2016. The decrease in finance income was mainly related to a reduction in interest income generated by monetary variations of litigation deposits.

Finance costs

Finance costs increased by $0.4 million, or 2.1%, from $19.5 million for the three months ended June 30, 2015 to $19.9 million for the three months ended June 30, 2016. The increase in finance costs is mainly related to the increase in Brazilian interest rates and the higher BNDES outstanding balance compared to second quarter of the prior year. Excluding the impact of foreign exchange, finance costs increased by 12.4% during the three months ended June 30, 2016.

Change in fair value of financial instruments

Change in fair value of financial instruments decreased by $0.8 million, from $1.0 million for the three months ended June 30, 2015 to $0.2 million for the three months ended June 30, 2016. This decrease was mainly related to the implementation of hedge accounting.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $6.6 million, from a loss of $2.6 million for the three months ended June 30, 2015 to a loss of $9.2 million for the period ended June 30, 2016. This loss was mainly due to intercompany-balances and therefore has no effect on cash.

Income tax expense

Income tax expense for the three months ended June 30, 2015 and 2016 was $5.3 million and $0.6 million, respectively. This decrease was mainly due to the pre-tax loss as of March 31, 2016. The $0.6 million of income tax in the quarter was due to positive net income generated by the subsidiaries.

Profit/(loss) for the period

Profit/(loss) for the three months ended June 30, 2015 and 2016 was a gain of $6.5 million and a loss of $8.1 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $11.8 million, or 20.4%, from $57.9 million for the three months ended June 30, 2015 to $46.1 million for the three months ended June 30, 2016. Adjusted EBITDA decreased by $7.9 million, or 12.7% from $62.1 million for the three months ended June 30, 2015 to $54.2 million for the three months ended June 30, 2016. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased by 7.8% mostly due to the non-recurring restructuring costs to align with lower volume levels and the timing of phasing of wage increases in Brazil. Adjusted EBITDA increased by 0.2% mainly due to a favorable shift in mix of services, and cost efficiencies resulting from ongoing restructuring.

Brazil

EBITDA in Brazil decreased by $10.3 million, or 30.7%, from $33.6 million for the three months ended June 30, 2015 to $23.3 million for the three months ended June 30, 2016. Adjusted EBITDA decreased by $7.5 million, or 21.7%, from $34.6 million for the three months ended on June 30, 2015 to $27.1 million for the three months ended June 30, 2016.

Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased by 21.8% and 11.7%, respectively. The decline in EBITDA was due to macroeconomic driven volume-related declines in revenue in existing clients, and phasing of wage increases. These impacts were partially compensated by savings from restructuring programs and other initiatives. During the three months ended March 31, 2016 non-recurring costs were impacted by the costs of labor force optimization to current or expected adjustments in activity levels.

Americas

EBITDA in the Americas decreased by $4.7 million, or 16.8%, from $27.9 million for the three months ended June 30, 2015 to $23.2 million for the period ended June 30, 2016. Adjusted EBITDA decreased by $4.0 million, or 14.1%, from $28.3 million for the period ended on June 30, 2015 to $24.3 million for the three months ended June 30, 2016.

Excluding the impact of foreign exchange, EBITDA decreased during this period by 3.3% and Adjusted EBITDA was stable. Adjusted EBITDA was flat, while margin declined 1.4 percentage points to 12.9% driven by investments in growth with new clients, the timing of inflation pass-through and an increase in mix of revenue from telecommunication clients.

EMEA

EBITDA in EMEA increased $1.7 million, from a loss of $0.4 million for the three months ended June 30, 2015 to a gain of $1.3 million for the period ended on June 30, 2016. Adjusted EBITDA in EMEA increased 44.0%, from $2.5 million for the three months ended June 30, 2015 to $3.6 million for the period ended on June 30, 2016. During the June 30, 2016 non-recurring costs were impacted by labor force optimization to current or expected adjustments in activity levels. Adjusted EBITDA margin grew 4.2 percentage points mainly due to the benefits from ongoing restructuring programs to adapt to lower volumes and lower in utility and infrastructure costs.

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2016

Revenue

Revenue decreased by $159.8 million, or 15.5%, from $1,031.6 million for the six months ended June 30, 2015 to $871.8 million for the six months ended June 30, 2016. Excluding the impacts of foreign exchange, revenue increased 0.9% with strong performance in Americas with both Telefónica and non-Telefónica clients, offsetting declines in Brazil and EMEA. Revenue in Americas increased 14.4% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, decreased 4.3% due to lower volumes in Brazil and EMEA that were only partially offset by 7.9% increase in Americas.

Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 5.6% mainly due to strong double-digit growth in Americas. As of the six months ended June 30, 2016, revenue from non-Telefónica clients equaled 56.7% of total revenue, compared to 54.7% for the six months ended June 30, 2015, an increase of 2.0 percentage points over the prior year.

The following chart sets forth a breakdown of revenue based on geographical region for the six months ended June 30, 2015 and June 30, 2016 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the six months ended June 30,
($ in millions, except percentage changes)	2015	(%)	2016	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	521.0	50.5	384.7	44.1	(26.2)	(8.1)
Americas	385.6	37.4	366.3	42.0	(5.0)	14.4
EMEA	125.9	12.2	121.6	13.9	(3.4)	(3.3)
Other and eliminations (1)	(0.9)	(0.1)	(0.8)	-	(11.1)	14.3
Total	1,031.6	100.0	871.8	100.0	(15.5)	0.9

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the six months ended June 30, 2015 and 2016 was $521.0 million and $384.7 million, respectively. Revenue decreased in Brazil by $136.3 million, or 26.2%. Excluding the impact of foreign-exchange, revenue decreased by 8.1%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 19.0%principally due to lower volumes. Revenue from non-Telefónica clients, excluding the impact of foreign exchange decreased 0.9%.

Americas

Revenue in the Americas for the six months ended June 30, 2015 and 2016 was $385.6 million and $366.3 million, respectively, a decrease of $19.3 million, or 5.0%. Excluding the impact of foreign exchange, revenue increased by 14.4%. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased 17.7%, driven by revenue from 2015 new clients and an increase in share of wallet with existing clients in all markets, particularly Argentina, Colombia, Mexico, Peru, Chile and nearshore business in United States.

EMEA

Revenue in EMEA for the six months ended June 30, 2015 and 2016 was $125.9 million and $121.6 million, respectively, a decrease of $4.3 million, or 3.4%. Excluding the impact of foreign exchange, revenue decreased 3.3%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 3.1% due to declines in volume. Excluding the impact of foreign exchange, revenue from non-Telefónica clients decreased 3.8% mainly due to our decision to exit lower profit contracts in Public Administration, as well as volume declines in multisector.

Other operating income

Other operating income increased from $1.3 million for the six months ended June 30, 2015 to $1.5 million for the six months ended June 30, 2016, or by $0.2 million.

Total operating expenses

Total operating expenses decreased by $136.9 million, or 14.1%, from $973.8 million for the six months ended June 30, 2015 to $836.9 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, operating expenses increased by 2.4%. As a percentage of revenue, operating expenses constituted 94.4% and 96.0% for the six months ended June 30, 2015 and 2016, respectively. This increase was mainly due to increases in non-recurring costs and Selling, General & Administrative Expense. These changes were mainly due the following items:

Supplies: Supplies decreased by $9.3 million, or 23.5%, from $39.5 million for the six months ended June 30, 2015 to $30.2 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, supplies expense decreased by 6.8% due to reductions in Brazil. As a percentage of revenue, supplies constituted 3.8% and 3.5% for the six months ended June 30, 2015 and 2016, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $98.3 million, or 13.0%, from $755.1 million for the six months ended June 30, 2015 to $656.8 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, employee benefits expenses increased 3.6%. As a percentage of our revenue, employee benefits expenses constituted 73.2% and 75.3% for the six months ended June 30, 2015 and 2016, respectively. This increase in the percentage over revenue is due to restructuring costs in Spain and Brazil to align the labor force with new volumes levels, partially offset by the timing of wage increases in Brazil benefiting the first three months of 2016.

Depreciation and amortization: Depreciation and amortization expense decreased $7.5 million, or 13.8%, from $54.5 million for the six months ended June 30, 2015 to $47.0 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 1.5%, mainly due to an increase in Brazil due to new software license acquisition and new sites equipment.

Changes in trade provisions: Changes in trade provisions totaled a negative amount of $0.3 million for the six months ended June 30, 2016, decreased of $0.2 million over the six months ended June 30, 2015. This variation was principally due to the collection of some receivables that had previously been impaired, and receivables accounted as bad debt mainly in Brazil. As a percentage of revenue, changes in trade provisions constituted less than 0.0% and 0.0% for the six months ended June 30, 2015 and 2016.

Other operating expenses: Other operating expenses decreased $21.6 million, or 17.4%, from $124.2 million for the six months ended June 30, 2015 to $102.6 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, other operating expenses decreased 1.6% mainly in Brazil and EMEA. As a percentage of revenue, other operating expenses constituted 12.0% and 11.8% for the six months ended June 30, 2015 and 2016, respectively.

Brazil

Total operating expenses in Brazil decreased $116.0 million, or 24.0%, from $483.3 million for the six months ended June 30, 2015 to $367.3 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, operating expenses in Brazil decreased 5.1%. As a percentage of revenue increased from 92.7% to 95.5%, for the six months ended June 30, 2015 and 2016, respectively. This increase was due to non-recurring restructuring costs to align the labor force with current volume levels, the relocation of sites to lower cost areas, and partially offset by timing of wage increases in the first quarter.

Americas

Total operating expenses in the Americas decreased $17.8 million, or 5.0%, from $356.1 million for the six months ended June 30, 2015 to $338.3 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, operating expenses in the Americas increased 14.4%. As a percentage of revenue operating expenses increased from 92.3% to 92.4%.

EMEA

Total operating expenses in EMEA decreased $2.1 million, or 1.6%, from $129.9 million for the six months ended June 30, 2015 to $127.8 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, operating expenses in EMEA decreased 1.5%. As a percentage of revenue operating expenses in EMEA increased from 103.2% to 105.1%.

Operating profit

Operating profit decreased $22.7 million, or 38.4%, from $59.1 million for the six months ended June 30, 2015 to $36.4 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, operating profit decreased 23.2%. Operating profit margin decreased from 5.7% for the six months ended June 30, 2015 to 4.2% for the six months ended June 30, 2016. The decrease is mainly due to non-recurring restructuring expenses and site relocations in Brazil and EMEA, partially offset by the timing of wage increases in Brazil which benefited first three months of the year.

Brazil

Operating profit in Brazil decreased by $20.6 million, or 54.2%, from $38.0 million for the six months ended June 30, 2015 to $17.4 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, operating profit decreased by 44.8% in 2016. Operating profit margin in Brazil decreased from 7.3% for the six months ended June 30, 2015 to 4.5% for the six months ended June 30, 2016. The decrease in operating profit was due to the declines in revenue the increase in non-recurring restructuring costs to align with lower volumes, and site relocation costs. This decline was only partially offset by the phasing of wage increases.

Americas

Operating profit in the Americas decreased $1.5 million, or 5.0%, from $30.3 million for the six months ended June 30, 2015 to $28.8 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, operating profit increased 15.2% while. Operating profit margin was stable at 7.9%.

EMEA

Operating profit in EMEA increased $1.9 million, from a loss of $3.7 million for the six months ended June 30, 2015 to a loss of $5.6 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, operating profit increased $1.9 million in 2016. Operating profit margin decreased from a loss of 2.9% for the six months ended June 30, 2015 to a loss of 4.6% for the six months ended June 30, 2016. The decrease in operating profit was mainly driven by the decline in revenue and non-recurring restructuring costs to adapt to lower volumes.

Finance income

Finance income decreased by $5.6 million, from $7.8 million for the six months ended June 30, 2015 to $2.2 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, finance income decreased by $4.0 million during the six months ended June 30, 2016. The decrease in finance income was mainly related to a foreign exchange gain on an investment denominated in United States dollar from the Brazilian subsidiary during the three months ended March 31, 2015.

Finance costs

Finance costs decreased by $2.3 million, or 5.7%, from $40.1 million for the six months ended June 30, 2015 to $37.8 million for the six months ended June 30, 2016. The decrease in finance costs was mainly due to the devaluation of the Brazilian Reais. Excluding the impact of foreign exchange, finance costs increased by 11.5% during the six months ended June 30, 2016 mainly due to higher amount of BRL denominated debt (BNDES) in Brazil.

Change in fair value of financial instruments

Change in fair value of financial instruments decreased by $13.3 million, from $14.0 million for the six months ended June 30, 2015 to $0.7 million for the six months ended June 30, 2016. This decrease was mainly related with the implementation of hedge accounting, with the recognition of cumulative fair value gains of financial instruments in first quarter of 2015.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $10.0 million, from a loss of $2.9 million for the three months ended June 30, 2015 to a loss of $12.9 million for the period ended June 30, 2016. This loss was mainly due to intercompany-balances and therefore has no effect on cash.

Income tax benefit/(expense)

Income tax benefit/(expense) for the six months ended June 30, 2015 and June 30, 2016 was an expense of $10.9 million and an expense of $1.5 million respectively. This decrease was mainly due to the pre-tax losses for the six months ended June 30, 2016. The $1.5 million of income tax in the period was due to positive net income generated by the subsidiaries.

Profit/(loss) for the period

Profit/(loss) for the six months ended June 30, 2015 and June 30, 2016 was a gain of $27.1 million and a loss of $12.9 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased $30.3 million, or 26.6%, from $113.7 million for the six months ended June 30, 2015 to $83.4 million for the six months ended June 30, 2016. Adjusted EBITDA decreased $17.5 million, or 14.5%, from $120.5 million for the six months ended June 30, 2015 to $103.0 million for the six months ended June 30, 2016. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA decreased 11.0% and Adjusted EBITDA increased 2.8% mainly due to revenue growth in Americas and programs implemented in Brazil and EMEA to adapt to lower volumes, improving margins.

Brazil

EBITDA in Brazil decreased $23.5 million, or 36.2%, from $64.9 million for the six months ended June 30, 2015 to $41.4 million for the six months ended June 30, 2016. Adjusted EBITDA decreased $14.4 million, or 21.7%, from $66.4 million for the six months ended June 30, 2015 to $52.0 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased 22.2% and 4.4%, respectively. EBITDA and Adjusted EBITDA were impacted by lower volumes due to lower activity in Brazilian market in all segments. Favorable clients mix as well as operating efficiencies achieved from our margin transformational programs partially offset this loss. Adjusted EBITDA margin increased 0.8 percentage points from 12.7% for the six months ended June 30, 2015 to 13.5% for six months ended June 30, 2016.

Americas

EBITDA in the Americas decreased $4.8 million, or 9.5%, from $50.6 million for the six months ended June 30, 2015 to $45.8 million for the six months ended June 30, 2016. Adjusted EBITDA decreased $4 million, or 7.7%, from $51.7 million for the six months ended June 30, 2015 to $47.7 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased during the six months ended June 30, 2016 8.3% and 10.2%, respectively mainly due to strong revenue growth. Adjusted EBITDA margin decreased from 13.4% to 13.0%, mainly driven by investments in growth with new clients.

EMEA

EBITDA in EMEA decreased $2.9 million, from a gain of $3.1 million for the six months ended June 30, 2015 to a gain of $0.2 million for the six months ended June 31, 2015. Adjusted EBITDA decreased $0.1 million, from $6.4 million for the six months ended June 30, 2015 to $6.3 million for the six months ended June 30, 2016. Excluding the impact of foreign exchange, EBITDA decreased $ 2.9 million and Adjusted EBITDA decreased $ 0.2 million during the six months ended June 30, 2016. The decrease in Adjusted EBITDA, was mainly due to productivity improvements and other cost savings initiatives.

Liquidity and Capital Resources

As of June 30, 2016, our outstanding debt amounted to $618.6 million, which includes $302.5 million of our 7.375% Senior Secured Notes due 2020, $204.9 million equivalent amount of Brazilian Debentures, $83.2 million of financing provided by BNDES, $23.9 million of CVIs (Contingent Value Instrument), and $4.1 million of finance lease payables.

During the three months ended June 30, 2016, our cash flow provided by operating activities totaled $32.7 million, which includes interest paid of $26.1 million. As such, our cash flow from operating activities, before giving effect to the payment of interests, amounted to $58.9 million.

During the six months ended June 30, 2016, our cash flow provided by operating activities totaled $9.9 million, which includes interest paid of $40.8 million. As such, our cash flow from operating activities, before giving effect to the payment of interest, amounted to $50.7 million.

 Cash Flow

   As of June 30, 2016, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $159.5 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2015	2016	2015	2016
	(unaudited)
Cash from/(used in) operating activities	(12.1)	32.7	(42.0)	9.9
Cash provided by/(used in) investment activities	(12.5)	(20.6)	(9.5)	(39.7)
Cash provided by/(used in) financing activities	20.3	(5.2)	29.2	(7.1)
Effect of changes in exchanges rates	0.4	4.0	(16.1)	12.4
Net increase/(decrease) in cash and cash equivalents	(4.3)	6.9	(22.2)	(36.9)

Cash From/(used in) Operating Activities

Three and Six Months Ended June 30, 2015 Compared to Three and Six Months Ended June 30, 2016

Cash provided by operating activities was $32.7 million for the three months ended June 30, 2016 compared to the cash used in operating activities of $12.1 million for the three months ended June 30, 2015. For the six months ended June 30, 2016 cash provided by operating activities was $9.9 million compared to cash used in operating activities of $42.0 million for the same period in the prior year. The increase from cash provided by operating activities resulted from favorable changes in working capital as a result of lower DSO (Days Sales Outstanding).

Cash (used in) Investment Activities

Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2016

Cash used in investment activities was $20.6 million for the three months ended June 30, 2016 compared to cash used in investment activities of $12.5 million for the three months ended June 30, 2015. The variance is mainly driven by the redemption of short-term investment of $15.2 million occurred in the three months ended June 30, 2015.

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2016

Cash used in investment activities was $39.7 million for the six months ended June 30, 2016 compared to cash used in investment activities of $9.5 million for the six months ended June 30, 2015. The variance is mainly driven by the redemption of short-term investment of $26.9 million occurred in the six months ended June 30, 2015 and the increase of $3.3 million in capital expenditure.

Cash Provided by/(used in) Financing Activities

Three and Six Months Ended June 30, 2015 Compared to Three and Six Months Ended June 30, 2016

Cash used in financing activities was $5.2 million for the three months ended June 30, 2016 compared to the cash provided by financing activities of $20.3 million for the three months ended June 30, 2015. For the six months ended June 30, 2016 cash used in financing activities was $7.1 million compared to cash provided by financing activities of $29.2 million for the same period in the prior year. Main variance is driven by disbursements of BNDES facility along the six months ended June 30, 2015 in addition to the regular amortizations for BNDES facility starting during the six months ended June 30, 2016.

Free Cash Flow

We use free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as EBITDA less Working Capital movement, Capital expenditure, Income tax paid and Net Interest for the period. We believe that free cash flow is useful to investors because it adjusts our EBITDA by investments made to grow and improve business operations.

Until the third quarter of 2015, the Company defined this measure as net cash flow from operating activities less cash payments for acquisition of property, plant, equipment and intangible assets for the period. In order to be aligned with financial performance index analyzed by management, the criteria of the calculation was improved in first quarter of 2016. We present comparative amounts for the three months ended June 30, 2015 and 2016.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, EBITDA or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2015	2016	2015	2016
	(unaudited)
EBITDA (non-GAAP) (unaudited)	57.9	46.1	113.7	83.4
Changes in working capital	(45.5)	21.6	(116.8)	(16.4)
Payments for acquisition of property, plant, equipment and intangible assets	(28.2)	(21.5)	(37.3)	(40.6)
Disposals of property, plant, equipment and intangible assets	0.5	0.9	0.9	0.9
Income tax paid	(2.9)	(7.7)	(7.4)	(14.2)
Free cash flow before interest	(18.2)	39.4	(46.9)	13.1
Net interest	(18.7)	(21.7)	(25.0)	(36.1)
Free cash flow (non-GAAP) (unaudited)	(36.9)	17.7	(71.9)	(23.0)

Three and Six Months Ended June 30, 2015 Compared to Three and Six Months Ended June 30, 2016

Free cash flow for the three months ended June 30, 2016 was a positive of $17.7 million compared to a deficit of $36.9 million for the same period in the prior year. For the six months ended June 30, 2016 free cash flow was a deficit of $23.0 million compared to deficit $71.9 million for the same period in the prior year. The increase in free cash flow resulted from favorable changes in working capital as a result of lower DSO (Days of Sales Outstanding).

Finance leases
The Company holds the following assets under finance leases:

	As of June30,
	2015	2016
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	1.8	1.9
Furniture, tools and other tangible assets	6.9	0.5
Total	8.7	2.4

The present value of future finance lease payments is as follow:

	As of June30,
	2015	2016
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	2.8	2.0
Between 1 and 5 years	4.4	2.0
Total	7.2	4.0

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three and six months ended June 30, 2015 and 2016.

	For the three months ended June 30,		For the six months ended June 30,
	2015	2016	2015	2016
($ in millions)	(unaudited)

Brazil	11.8	4.2	42.5	8.6
Americas	5.0	5.1	19.2	6.0
EMEA	1.0	0.2	4.8	0.3
Other and eliminations	0.4	-	0.4	0.1
Total capital expenditure	18.2	9.5	66.9	15.0

The capital expenditure for the six months ended June 30, 2015 reflects the acquisition by Atento of the rights to use Microsoft Software for the amount of $39.6 million. This intangible asset has an useful life of 5 years. Refer to Note 7 of the interim consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Brazilian Congress approved the Bill 4330/04 on April 22, 2015 that intends to regulate outsourcing in Brazil and focuses on the technical specialization of hired companies. The bill provides protection to our business sector overall, but there are clauses that are cause for concern and which we will continue to monitor with respect to how we interact with our unions. In particular, if enacted, the bill could require that we be subject to the same rules and regulations as our unions, including salary and other benefits, which could be costly for us to comply with. The bill is currently in the Senate with the number 30/15, for analysis by its committees and approval. Due to the controversial nature of the bill, it is unclear how long it will take for the Senate to complete its analysis and schedule the vote.

Law No. 12,546/2011 provided that companies providing certain services or in certain industrial sectors contribute to the social security regime based on gross revenue, as opposed to payroll.

On September 2015 the Law number 13.161/2015 was published and came into force on December 01, 2015, raising the social security tax from 2% to 3% on gross revenue for the call center industry.

Atento s.a. AND SUBSIDIARIES

(Formerly Atento floatco s.a., and subsidiaries)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2016

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and June 30, 2016
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	June 30,
		2015	2016
		(audited)	(unaudited)

NON-CURRENT ASSETS		768,704	812,720

Intangible assets	7	226,260	246,716
Goodwill	7	124,007	133,897
Property, plant and equipment	7	191,678	180,589
Non-current financial assets		118,923	130,715
Trade and other receivables	9	5,539	18,743
Other taxes receivable		5,112	6,857
Other non-current financial assets	9	42,871	39,118
Derivative financial instruments	9	65,401	65,997
Deferred tax assets		107,836	120,803

CURRENT ASSETS		609,712	655,405

Trade and other receivables		424,923	495,023
Trade and other receivables	9	401,127	465,589
Current income tax receivable		13,966	18,766
Other taxes receivable		9,830	10,668
Other current financial assets		769	864
Other financial assets	9	769	864
Cash and cash equivalents	9	184,020	159,518

TOTAL ASSETS		1,378,416	1,468,125

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2015 and June 30, 2016
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	June 30,
		2015	2016
		(audited)	(unaudited)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		397,791	425,139

Share capital	8	48	48
Net investment/Share premium		639,435	639,435
Retained earnings/(losses)	8	(53,663)	(66,530)
Translation differences		(209,224)	(172,361)
Cash flow hedge	8	18,629	21,708
Stock-based compensation		2,566	2,839
NON-CURRENT LIABILITIES		664,046	685,205

Deferred tax liabilities		56,062	54,501
Debt with third parties	10	535,277	568,603
Derivative financial instruments	10	684	510
Non-current provisions	11	55,020	58,920
Non-current non trade payables		16,002	1,504
Other non-current taxes payables		1,001	1,167

CURRENT LIABILITIES		316,579	357,781

Debt with third parties	10	40,289	49,872
Trade and other payables		264,848	297,456
Trade payables		78,681	81,861
Current income tax payable		6,614	2,088
Other current taxes payables		67,994	73,021
Other non trade payables		111,559	140,486
Current provisions	11	11,442	10,453
TOTAL EQUITY AND LIABILITIES		1,378,416	1,468,125

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED INCOME STATEMENTS
For the six months ended June 30, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

		For the six months ended June 30,
	Notes	2015	2016
		(unaudited)

Revenue		1,031,635	871,770
Other operating income		1,312	1,492
Own work capitalized		(16)	4
Other gains		-	14
Operating expenses:
Supplies		(39,460)	(30,204)
Employee benefit expenses		(755,066)	(656,771)
Depreciation		(26,470)	(22,861)
Amortization		(28,037)	(24,115)
Changes in trade provisions		(504)	(305)
Other operating expenses		(124,226)	(102,644)
OPERATING PROFIT		59,168	36,380

Finance income		7,822	2,157
Finance costs		(40,085)	(37,802)
Change in fair value of financial instruments		14,043	662
Net foreign exchange gain/(loss)		(2,973)	(12,750)

NET FINANCE EXPENSE		(21,193)	(47,733)

PROFIT/(LOSS) BEFORE TAX		37,975	(11,353)
Income tax expense	13	(10,914)	(1,514)
PROFIT/(LOSS) FOR THE PERIOD		27,061	(12,867)
Basic result per share (in U.S. dollars)	14	0.37	(0.17)
Diluted result per share (in U.S. dollars)	14	0.36	(0.17)

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the six months ended June 30, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

	For the six months ended June 30,
	2015	2016
	(unaudited)
Profit/(loss) for the period	27,061	(12,867)
Other comprehensive income/(loss)
Items that may subsequently be reclassified to profit and loss
Cash flow hedge	6,403	1,158
Tax effect	490	1,921
Translation differences	(55,595)	36,863

Other comprehensive income/(loss), net of taxes	(48,702)	39,942

Total comprehensive income/(loss)	(21,641)	27,075

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Net investment/Share premium	Retained earnings/ (losses)	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance at January 1, 2015	48	639,435	(102,811)	(71,750)	(640)	584	464,866
Comprehensive income/(loss) for the period	-	-	27,061	(55,595)	6,893	-	(21,641)
Profit for the period	-	-	27,061	-	-	-	27,061
Other comprehensive income/(loss), net of taxes	-	-	-	(55,595)	6,893	-	(48,702)
Stock-based compensation	-	-	-	-	-	1,482	1,482
Balance at June 30, 2015 (*)	48	639,435	(75,750)	(127,345)	6,253	2,066	444,707

	Share capital	Net investment/Share premium	Retained earnings/ (losses)	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance at January 1, 2016	48	639,435	(53,663)	(209,224)	18,629	2,566	397,791

Comprehensive income/(loss) for the period	-	-	(12,867)	36,863	3,079	-	27,075
Loss for the period	-	-	(12,867)	-	-	-	(12,867)
Other comprehensive income, net of taxes	-	-	-	36,863	3,079	-	39,942
Stock-based compensation (Note 8)	-	-	-	-	-	273	273
Balance at June 30, 2016 (*)	48	639,435	(66,530)	(172,361)	21,708	2,839	425,139

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.
(*) unaudited

ATENTO S.A. AND SUBSIDIARIES
(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
For the six months ended June 30, 2015 and 2016
(In thousands of U.S. dollars, unless otherwise indicated)
	For the six months ended June 30,
	2015	2016
	(unaudited)
Operating activities
Profit/(loss) before tax	37,975	(11,353)
Adjustments to profit/(loss):
Amortization and depreciation	54,507	46,976
Impairment allowances	504	305
Change in provisions	(117)	2,520
Grants released to income	(246)	(222)
(Gains)/losses on disposal of fixed assets	478	588
Finance income	(7,822)	(2,157)
Finance costs	40,085	37,802
Net foreign exchange differences	(14,613)	12,750
Change in fair value of financial instruments	3,544	(662)
Own work capitalized	16	(4)
Changes in other gains	1,033	325
	77,369	98,221
Changes in working capital:
Changes in trade and other receivables	(92,153)	(16,549)
Changes in trade and other payables	(6,994)	34,435
Other assets/(payables)	(17,630)	(34,274)
	(116,777)	(16,388)
Other cash flow from operating activities
Interest paid	(33,349)	(40,823)
Interest received	8,376	4,748
Income tax paid	(7,401)	(14,205)
Other payments	(8,164)	(10,315)
	(40,538)	(60,595)
Net cash flow provided by/(used in) operating activities	(41,971)	9,885
Investment activities
Payments for acquisition of intangible assets	(12,331)	(19,344)
Payments for acquisition of property, plant and equipment	(24,969)	(21,244)
Disposals of intangible assets	535	840
Disposals of property, plant and equipment	414	62
Disposals of financial instruments	26,866	-
Net cash flow provided by/(used in) investment activities	(9,485)	(39,686)
Financing activities
Proceeds from borrowing from third parties	29,239	-
Repayment of borrowing from third parties	-	(7,082)
Net cash flow provided by/(used in) financing activities	29,239	(7,082)
Net increase/(decrease) in cash and cash equivalents	(22,217)	(36,883)

Exchange differences	(16,140)	12,381

Cash and cash equivalents at beginning of period	211,439	184,020

Cash and cash equivalents at end of period	173,082	159,518
The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

SELECTED EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE six MONTHS ENDED june 30, 2016

1. company activity and corporate information

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) are a group of companies that offer contact management services to their clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group companies (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

Note 3t of the annual financial statements contains a list of the companies which compose the Atento Group, as well as pertinent information thereon.

The majority direct shareholder of the Company is a company incorporated under the laws of the Grand-Duchy of Luxembourg, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg).

The Company’s corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate Customer Relationship Management (“CRM”) centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. Atento S.A. trades (under “ATTO”) on NYSE since October 3, 2014.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements as of and for the six months ended June 30, 2016 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Therefore, they do not contain all the information and disclosures required in a complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the Atento Group’s consolidated annual financial statements for the year ended December 31, 2015.

The figures in these interim consolidated financial statements are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

These interim financial consolidated statements have been prepared on a historical cost basis, except for derivative financial instruments and Contingent Value Instruments (see Note 10), which have been measured at fair value.

3. COMPARATIVE INFORMATION

Comparative information in the interim consolidated financial statements refer to the six months ended June 30, 2015 and 2016, except for the statement of financial position, which compares information as of June 30, 2016, and December 31, 2015.

During the six months ended June 30, 2016 there have not been any changes in the consolidation scope.

4. ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial statements for the six months ended June 30, 2016 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2015.

a)       New and amended standards and interpretations

There are no new standards and interpretations published by the IASB other than those presented in the consolidated annual financial statements for the year ended December 31, 2015.

a.1) First-time adoption (2016) of new and revised pronouncements and amendments

IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception - Amendments to IFRS 10, IFRS 12 and IAS 28

The amendments address three issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements.

The amendments to IFRS 10 clarify that the exemption in paragraph 4 of IFRS 10 from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value.

The amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

The amendments address the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.

The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in IFRS 3 Business Combinations. Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

IFRS 11 Accounting for Acquisitions of Interests in Joint Operations – Amendments to IFRS 11

The amendments require an entity acquiring an interest in a joint operation, in which the activity of the joint operation constitutes a business, to apply, to the extent of its share, all of the principles in IFRS 3 and other IFRSs that do not conflict with the requirements of IFRS 11 Joint Arrangements. Furthermore, entities are required to disclose the information required by IFRS 3 and other IFRSs for business combinations.

The amendments also apply to an entity on the formation of a joint operation if, and only if, an existing business is contributed by one of the parties to the joint operation on its formation.

Furthermore, the amendments clarify that, for the acquisition of an additional interest in a joint operation in which the activity of the joint operation constitutes a business, previously held interests in the joint operation must not be remeasured if the joint operator retains joint control.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first time adoption of IFRS. The standard does not apply to existing IFRS preparers. Also, an entity whose current GAAP does not allow the recognition of rate-regulated assets and liabilities, or that has not adopted such policy under its current GAAP, would not be allowed to recognize them on first-time application of IFRS.

Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income.

The standard requires disclosure of the nature of, and risks associated with, the entity’s rate regulation and the effects of that rate regulation on its financial statements.

IAS 1 Disclosure Initiative – Amendments to IAS 1

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, the existing IAS 1 requirements.

The amendments clarify:

• The materiality requirements in IAS 1

• That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

• That entities have flexibility as to the order in which they present the notes to financial statements

• That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI.

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization – Amendments to IAS 16 and IAS 38.

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, the ratio of revenue generated to total revenue expected to be generated cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

IAS 16 and IAS 41 Agriculture: Bearer Plants – Amendments to IAS 16 and IAS 41

The amendments to IAS 16 and IAS 41 Agriculture change the scope of IAS 16 to include biological assets that meet the definition of bearer plants (e.g., fruit trees). Agricultural produce growing on bearer plants (e.g., fruit growing on a tree) will remain within the scope of IAS 41. As a result of the amendments, bearer plants will be subject to all the recognition and measurement requirements in IAS 16, including the choice between the cost model and revaluation model for subsequent measurement.

In addition, government grants relating to bearer plants will be accounted for in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, instead of IAS 41.

IAS 27 Equity Method in Separate Financial Statements – Amendments to IAS 27

The amendments to IAS 27 Separate Financial Statements allow an entity to use the equity method as described in IAS 28 to account for its investments in subsidiaries, joint ventures and associates in its separate financial statements. Therefore, an entity must account for these investments either:

• At cost

• In accordance with IFRS 9 (or IAS 39), or

• Using the equity method

The entity must apply the same accounting for each category of investment.

A consequential amendment was also made to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 allows a first-time adopter accounting for investments in the separate financial statements using the equity method, to apply the IFRS 1 exemption for past business combinations to the acquisition of the investment.

2012-2014 cycle (issued in September 2014)

Following is a summary of the amendments (other than those affecting only the standards’ Basis for Conclusions) from the 2012-2014 annual improvements cycle. These amendments are effective for annual periods beginning on or after January 1, 2016:

IFRS 5 – Non-current assets held for sale and discontinued operation

Assets (or disposal groups) are usually disposed of by sale or distribution to shareholders. The amendment clarifies that changing from one of the disposal methods to another would not be considered a new disposal plan, but a continuation of the original plan. Therefore, there is no interruption in the adoption of requirements of IFRS 5. This amendment must be adopted prospectively.

IFRS 7 – Financial Instruments: Disclosures

(i)                Service contracts

The amendment clarifies that a service contract that includes a fee can constitute continuing involvement in a financial asset. An entity should evaluate the nature of this fee and the agreement in against the guidance for continued involvement in IFRS 7, in order to evaluate whether the disclosures are required. The assessment of which servicing contracts constitute continued involvement and must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendment.

(ii) Applicability of the offsetting disclosures to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless these disclosures provide a significant update to the information reported in the latest annual report. This amendment must be applied retrospectively.

IAS 19 - Employee Benefits

The amendment clarifies that market depth of high quality private corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bonds rates must be used. This amendment must be applied retrospectively.

IAS 34 – Preparation and disclosure of Interim financial statement

The amendment clarifies that the required interim disclosures must be either in the interim financial statements or incorporated by cross-reference between interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk comment). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

a.2) Pronouncements issued, but not yet effective at June 30, 2016

The standards and interpretations issued but not yet adopted as of the issue date of the Company’s financial statements are presented below. The Company and its subsidiaries intend to adopt such standards, if applicable, when these enter into force.

IFRS 9 – Financial Instruments

In July 2014, IASB issued a final version of IFRS 9 – Financial Instruments, which replaces IAS 39 – Financial Instruments: Recognition and Measurement and all prior versions of IFRS 9. IFRS 9 brings together all three accounting aspects of the project’s financial instruments: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The early application is allowed. Except for hedge accounting, retrospective application is required, however; the presentation of comparative information is not mandatory.

For hedge accounting purposes, requirements are generally adopted on a prospective basis, with few exceptions thereto.

The Company and its subsidiaries plan to adopt the new standard on the date it becomes effectives. The Company and its subsidiaries are evaluating the high-level impact of all three aspects of IFRS 9. In general, the Company and its subsidiaries do not expect significant impact on the balance sheet and equity.

(a)              Classification and measurement

The Company and its subsidiaries do not expect significant impact on the balance sheet or equity by adopting IFRS 9 classification and measurement requirements. They expect to continue to measure fair value of all financial assets currently held at fair value.

Loans and accounts receivable are held to collect contractual cash flows and should result in cash flows that solely represent payments of principal and interest. Therefore, the Company and its subsidiaries expect these to continue to be measured at amortized cost under IFRS 9. However, the Company and its subsidiaries will examine the characteristics of contractual cash flows of these instruments in more details before concluding if all these instruments meet the measurement criteria at amortized cost under IFRS 9.

(b)              Impairment

IFRS 9 requires that the Company and its subsidiaries record expected credit losses on all their debt securities, loans and receivables, to 12 months or on annuity basis. The Company and its subsidiaries not expect to apply the simplified model and record expected losses on annuity basis on all trade accounts receivable.

(c)               Hedge accounting

The Company believes that all existing hedging relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9. IFRS 9 does not change the general principles of how an entity accounts for effective hedges. The Company does not expect significant impact arising from the adoption of IFRS 9. The Company are evaluating possible changes related to the accounting of time value of options, forward matters or spread of exchange base in more details in the future.

IFRS 15 - Revenue from Contracts with Customers

IFRS 15, issued in May 2014, establishes a new five-step model that will be applied to revenue arising from contracts with customers. According to IFRS 15, revenues are recognized in an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new standard for revenues will replace all current requirements for revenue recognition under IFRS. Full retrospective adoption or modified retrospective adoption is required for annual periods beginning on or after January 1, 2018, with the possibility of early adoption. The Company and its subsidiaries plan to adopt the new standard on the day it becomes effective, by adopting the full retrospective method. The Company and its subsidiaries are assessing the impact of IFRS 15 during 2016 and plan to adopt the new standard on the day it becomes effective.

IFRS 16 – Leases

IFRS 16 requires a company to report on the balance sheet lease assets and lease liabilities for all leases (other than short-term leases and leases of low-value assets). The adoption is required for annual periods beginning on or after January 1, 2019. The Company and its subsidiaries are assessing the impact of IFRS 16 during 2016 and plan to adopt the new standard on the day it becomes effective.

IAS 7 Disclosure Initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of Cash Flows are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will be effective for annual periods beginning on or after 1 January 2017.

IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses – Amendments to IAS 12

The IASB issued the amendments to IAS 12 Income Taxes to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value.

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount. The amendments will be effective for annual periods beginning on or after 1 January 2017.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2015. During the six months ended June 30, 2016 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the America and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two distinct financial debt structures: (i) the Brazilian Debenture and (ii) the 300,000 thousand U.S. dollars 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand (55,551thousand U.S. dollars as of June 30, 2016) Revolving Credit Facility.

The object of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brasil, denominated in Brazilian Reais.

Argentinean subsidiaries are not party to these two debt structures, and as a result, we do not rely on cash flows from these operations to serve Company’s debt commitments.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of June 30, 2016, 46.1% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding CVIs and the effect of financial derivative instruments) while at December 31, 2015, this amount was 41.9%.

As of June 30, 2016, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 4,391 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 618,475 thousand U.S. dollars as of June 30, 2016 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 1,101 thousand U.S. dollars.

As of December 31, 2015, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 9,933 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 575,566 thousand U.S. dollars as of December 31, 2015 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 2,359 thousand U.S. dollars.

Foreign Currency Risk

Our exchange rate risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of June 30, 2016, the estimated fair value of the cross-currency swaps designated as hedging instruments in a net investment relationship totaled 61,606 thousand U.S. dollars (asset of 54,724 thousand U.S. dollars, as of December 31, 2015).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of it financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefonica Group amounted to 218,333 thousand U.S. dollars (207,173 thousand U.S. dollars as of December 31, 2015)

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we required paying its debt (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

Among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, Specifically, the borrower (BC Brazilco Participações, S.A., which has now merged with Atento Brasil S.A.) must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the Notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

a)       Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.

b)       Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)        Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2015 and June 30, 2016 are classified in Level 2. No transfers were carried out between the different levels during the year.

6. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the six months ended June 30, 2015 and 2016 (in thousands U.S. dollars):

Six months ended June 30, 2015
(unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	48,519	197,777	316,861	-	563,157
Sales to Telefónica Group	77,253	187,044	204,181	-	468,478
Sales to other group companies	117	784	-	(901)	-
Other operating income and expense	(122,777)	(334,997)	(456,173)	(4,014)	(917,960)
EBITDA	3,112	50,608	64,869	(4,915)	113,675
Depreciation and amortization	(6,814)	(20,350)	(26,873)	(470)	(54,507)
Operating profit	(3,702)	30,258	37,996	(5,385)	59,168
Financial results	(6,083)	(9,286)	(15,289)	9,465	(21,193)
Income tax	2,592	(10,151)	(8,288)	4,933	(10,914)
Profit/(loss) for the period	(7,193)	10,821	14,419	9,013	27,061
EBITDA	3,112	50,608	64,869	(4,915)	113,675
Acquisition and integration related costs	-	108	-	-	108
Restructuring costs	3,193	534	-	-	3,727
Site relocation costs	-	27	499	-	526
Financing fees	-	-	-	313	313
Asset impairments and Other	146	425	960	645	2,176
Adjusted EBITDA	6,451	51,702	66,328	(3,957)	120,525
Capital expenditure	4,783	19,150	42,448	408	66,789
Fixed assets and intangibles (as of December 31, 2015)	62,014	211,105	266,454	2,372	541,945
Allocated assets (as of December 31, 2015)	417,828	590,884	618,925	(249,221)	1,378,416
Allocated liabilities (as of December 31, 2015)	278,871	327,042	456,823	(82,111)	980,625

Six months ended June 30, 2016
(unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	42,552	195,545	252,071	-	490,168
Sales to Telefónica Group	79,003	169,953	132,647	(1)	381,602
Sales to other group companies	3	820	-	(823)	-
Other operating income and expense	(121,392)	(320,520)	(343,322)	(3,180)	(788,414)
EBITDA	166	45,798	41,396	(4,004)	83,356
Depreciation and amortization	(5,763)	(16,985)	(23,946)	(282)	(46,976)
Operating profit	(5,597)	28,813	17,450	(4,286)	36,380
Financial results	(5,851)	(7,101)	(19,295)	(15,486)	(47,733)
Income tax	2,854	(9,506)	1,394	3,744	(1,514)
Profit/(loss) for the period	(8,594)	12,206	(451)	(16,028)	(12,867)
EBITDA	166	45,798	41,396	(4,004)	83,356
Acquisition and integration related costs	-	-	-	-	-
Restructuring costs	6,078	1,758	5,023	-	12,859
Sponsor management fees	-	-	-	-	-
Site relocation costs	18	168	5,671	-	5,857
Financing and IPO fees	-	-	-	-	-
Asset impairments and Other	41	6	(135)	907	819
Adjusted EBITDA	6,303	47,730	51,955	(3,097)	102,891
Capital expenditure (as of June 30, 2016)	325	6,045	8,630	-	15,000
Fixed assets and intangibles (as of June 30, 2016)	57,763	197,756	303,803	1,880	561,202
Allocated assets (as of June 30, 2016)	414,388	583,374	728,426	(258,063)	1,468,125
Allocated liabilities (as of June 30, 2016)	285,591	305,910	537,343	(85,858)	1,042,986

7. INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

There were no changes in the context of the note, and Company’s Managements considered the variations of amounts related to the period ended June 30, 2016 in relation to the period ended December 31, 2015, not relevant, except for the acquisition of software.

At January 2, 2015, Atento Brasil S.A. entered into a Master Agreements regarding the acquisition of rights to use Microsoft Software from Software One commerce and Computer Services Ltda. (“Contractor”), in which the contractor provides Microsoft Software licenses to Atento and its affiliates in Brazil, Colombia, Corporation, El Salvador, Peru, Guatemala, Mexico and United States of America (“U.S.A.”).

Acquisition prices stated in the agreements, which will be paid in 3 (three) annual payments due on 2015, 2016 and 2017. The total amount on June 30, 2016 is 15,776 thousand U.S. dollars. The software licenses have five years useful life.

8. Equity attributable to equity holders of the parent

Share capital

As of June 30, 2016 share capital stood at 48 thousand U.S. dollars, divided into 73,751,131 shares. PikCo owns 84.96% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

As of December 31, 2015 and June 30, 2016, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Retained earnings/(losses)

Movements in retained earnings/(losses) during the six months ended June 30, 2016 are as follow:

Thousands of U.S. dollars

As of December 31, 2015 (audited)	(53,663)
Loss for the period (unaudited)	(12,867)
As of June 30, 2016 (unaudited)	(66,530)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group's presentation currency (U.S. dollars) by the full consolidation method.

Stock-based compensation

a) Description of share-based payment arrangements

In the year of 2014, Atento granted two share-based payments to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“RSU”) and Performance RSU. A reference is made to the annual financial statements for December 31, 2015, for a description of the arrangement and their vesting conditions.

b) Measurement of fair value

The fair value of the RSUs, for both arrangements, has been measured using the Black-Scholes model. As both programs are equity settled, fair value of the RSUs is measured at grant date and not remeasured subsequently. For the inputs used in the Black-Scholes model, a reference is made to the annual financial statements.

c) Outstanding RSUs

As of June 30, 2016, there are 82,937 Time RSUs outstanding and 686,348 Performance RSUs outstanding. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

	Time RSU	Performance RSU
Outstanding December 31, 2015	119,634	871,649
Forfeited (*)	(36,697)	(185,301)
Outstanding June 30, 2016	82,937	686,348

d) Expense recognized in Profit or Loss

In the six months ended June 30, 2016, 273 thousand U.S. dollars related to stock-based compensation were recorded as Personnel expenses - Stock-based compensation.

Cash flow hedge

Movements in valuation adjustments in the six months ended June 30, 2016 were as follow:

Thousands of U.S. dollars

As of December 31, 2015 (audited)	18,629
Cash flow hedge	3,079
As of June 30, 2016 (unaudited)	21,708

Refer to Note 10. Financial liabilities - Derivatives for further details.

9. FINANCIAL ASSETS

The breakdown of the Company’s financial assets by category as of December 31, 2015 and June 30, 2016 is as follow:

	Thousands of U.S. dollars
December 31, 2015	Loans and receivables	Derivatives	Total
(audited)

Trade and other receivables	5,539	-	5,539
Other financial assets	42,871	-	42,871
Derivative financial instruments (Note 10)	-	65,401	65,401
Non-current financial assets	48,410	65,401	113,811

Trade and other receivables	401,127	-	401,127
Other financial assets	769	-	769
Cash and cash equivalents	184,020	-	184,020
Current financial assets	585,916	-	585,916

TOTAL FINANCIAL ASSETS	634,326	65,401	699,727

	Thousands of U.S. dollars
June 30, 2016	Loans and receivables	Derivatives	Total
(unaudited)

Trade and other receivables (*)	5,969	-	5,969
Other financial assets	39,118	-	39,118
Derivative financial instruments (Note 10)	-	65,997	65,997
Non-current financial assets	45,087	65,997	111,084

Trade and other receivables (*)	457,339	-	457,339
Other financial assets	864	-	864
Cash and cash equivalents	159,518	-	159,518
Current financial assets	617,721	-	617,721

TOTAL FINANCIAL ASSETS	662,808	65,997	728,805
(*) Excluding advance payments and non-financial assets

As of June 30, 2016, Atento Teleservicios España S.A., Atento Chile S.A. and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 195,020 thousand U.S. dollars. As a consequence, the related trade receivables were written off.

Details of other financial assets as of December 31, 2015 and June 30, 2016 are as follow:

	Thousands of U.S. dollars
	12/31/2015	6/30/2016
	(audited)	(unaudited)
Other non-current receivables	9,867	-
Non-current guarantees and deposits	33,004	39,118
Total non-current	42,871	39,118

Other current receivables	148	-
Current guarantees and deposits	621	864
Total current	769	864
Total	43,640	39,982

“Guarantees and deposits” as of December 31, 2015 and June 30, 2016 primarily comprise deposits posted with the courts in respect of legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

“Other current receivables” comprised short-term financial investments held by the subsidiary Atento Brasil, S.A. In 2015, the subsidiary Atento Brasil S.A. redeemed the total amount of the short-term investment.

The breakdown of “Trade and other receivables” as of December 31, 2015 and June 30, 2016 is as follow:

	Thousands of U.S. dollars
	12/31/2015	6/30/2016
	(audited)	(unaudited)
Non-current trade receivables	5,539	5,969
Other non-financial assets	-	12,774
Total non-current	5,539	18,743
Current trade receivables	373,905	429,676
Other receivables	13,191	12,788
Prepayments	4,505	8,250
Personnel	9,526	14,875
Total current	401,127	465,589
Total	406,666	484,332

For the purpose of the interim financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2015	6/30/2016
	(audited)	(unaudited)
Cash and cash equivalents at banks	155,063	135,209
Cash equivalents	28,957	24,309
Total	184,020	159,518

"Cash equivalents" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

10. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2015 and June 30, 2016 is as follow:

	Derivatives	Other financial liabilities at amortized cost	Total
December 31, 2015
(audited)
Debentures and bonds	-	447,641	447,641
Interest-bearing debt	-	58,669	58,669
Finance lease payables	-	2,727	2,727
Derivative financial instruments	684	-	684
CVIs	-	26,240	26,240
Trade and other payables (*)	-	193	193
Non-current financial liabilities	684	535,470	536,154
Debentures and bonds	-	22,163	22,163
Interest-bearing debt	-	16,116	16,116
Finance lease payables	-	2,010	2,010
Trade and other payables (*)	-	188,918	188,918
Current financial liabilities	-	229,207	229,207
TOTAL FINANCIAL LIABILITIES	684	764,677	765,361
(*) Excluding deferred income and non-financial liabilities.

	Derivatives	Other financial liabilities at amortized cost	Total
June 30, 2016
(unaudited)
Debentures and bonds	-	482,412	482,412
Interest-bearing debt	-	60,260	60,260
Finance lease payables	-	2,042	2,042
Derivative financial instruments	510	-	510
CVIs	-	23,889	23,889
Trade and other payables (*)	-	57	57
Non-current financial liabilities	510	568,660	569,170
Debentures and bonds	-	24,952	24,952
Interest-bearing debt	-	22,895	22,895
Finance lease payables	-	2,025	2,025
Trade and other payables (*)	-	222,009	222,009
Current financial liabilities	-	271,881	271,881
TOTAL FINANCIAL LIABILITIES	510	840,541	841,051
(*) Excluding deferred income and non-financial liabilities.

Debt with third parties as of December 31, 2015 and June 30, 2016 is as follow:

	Thousands of U.S. dollars
	12/31/2015	6/30/2016
	(audited)	(unaudited)
Senior Secured Notes	292,433	293,233
Brazilian bonds – Debentures	155,208	189,179
Bank borrowing	58,669	60,260
CVIs	26,240	23,889
Finance lease payables	2,727	2,042
Total non-current	535,277	568,603
Senior Secured Notes	9,280	9,281
Brazilian bonds – Debentures	12,883	15,671
Bank borrowing	16,116	22,895
Finance lease payables	2,010	2,025
Total current	40,289	49,872
TOTAL DEBT WITH THIRD PARTIES	575,566	618,475

Debentures

There were no changes in the context of the note, and Company’s Management considers the variations of amounts related to the period ended June 30, 2016 in relation to the period ended December 31, 2015, not relevant, except for the payment of interest of 56,855 thousands of Brazilian reais (17,713 thousands of U.S. dollars) on June 13, 2016 the interest accrued in the period and the exchange rate impact.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in na aggregate principal amount of BRL 300 million (the “BNDES Credit Facility”), equivalent to 93.5 million U.S. dollars as of June 30, 2016.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•  Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.

•  Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”

•  Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”

•  Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases the credit facility once the debtor met certain requirements in the signed contract as, deliver the guarantee (stand-by letter) and demonstrate the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,895	3,898	5,457	390	-	17,640
April 16, 2014	3,282	1,641	2,297	164	-	7,384
July 16, 2014	-	-	-	-	187	187
August 13, 2014	19,501	2,130	3,132	337	-	25,100
Subtotal 2014	30,678	7,669	10,886	891	187	50,311
March 26, 2015	5,720	1,430	2,030	166	-	9,346
April 17, 2015	11,440	2,860	4,060	332	-	18,692
December 21, 2015	8,996	2,242	-	-	218	11,456
Subtotal 2015	26,156	6,532	6,090	498	218	39,494
Total	56,834	14,201	16,976	1,389	405	89,805

The facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES credit facility. As of June 30, 2016, we were in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to accomplish with its financial obligations under the BNDES Credit Facility.

On January 28, 2013 Atento Luxco 1, entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provide borrowings capacity of up to €50 million (equivalent to 55.5 million U.S. dollars as of June 30, 2016).

The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowings capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, stand-by letter of credit, short-term loan facility).

This facility matures on July 2019. As of June 30, 2016 the Revolver Credit Facility remains undrawn.

Contingent Value Instruments (CVIs)

   The acquisition of Atento Group’s Argentinian subsidiaries was made by Company’s subholdings, Atalaya Luxco 2, S.à.r.l. (formerly BC Luxco 2, S.à.r.l) and Atalaya Luxco 3, S.à.r.l (formerly BC Luxco 3, S.à.r.l). The acquisition will be paid through CVI – Contingent Value Instruments. The CVI has an aggregated nominal value of 666.8 million Argentinian Pesos.

   The CVI is the senior obligations of Atalaya Luxco 2, S.à.r.l and Atalaya Luxco 3, S.à.r.l. and are subject to mandatory payment in the following scenarios: A) if any year between 2012 and 2022 the Argentinian subsidiary has excess cash equal to 90% of its cash available, eliminating any local distribution and considering others conditions as defined in the CVI indenture, the excess will be used to pay the CVI. B) the remainder amount not paid during 2012 to 2022 (if any) will be paid integrally in 2022.

   The obligations of Atalaya Luxco 2, S.à.r.l and Atalaya Luxco 3, S.à.r.l. under each CVI will be extinguished on the earlier of: (i) the date on which the outstanding balance under CVI is reduced to zero (in respect of repayment of outstanding debt or reduction of the outstanding balance pursuant to the terms and conditions of the CVI); and (ii) December 12, 2022. During the term of the CVI, the CVI holders have preferential purchase rights in the event the Argentinian subsidiaries are sold.

   There is no additional covenants or conditions associated in the CVI. As of June 30, 2016, we were in compliance with the terms and conditions of the CVI.

   The CVI does not incur interest and are valued by discounting the total maturity value back to the issue date using the market interest rate. As of June 30, 2016, the balance was 23.9 million U.S. dollars. Under the terms of CVI, Atalaya Luxco 2, S.à.r.l and Atalaya Luxco 3, S.à.r.l. have the right to off-set certain amounts specified in the SPA against the outstanding balance under such CVI.

   The obligations under the CVI are not guaranteed by any subsidiary other than Atalaya Luxco 2, Atalaya Luxco 3 and Argentinian subsidiaries.

Derivatives

Details of derivative financial instruments as of December 31, 2015 and June 30, 2016 are as follows:

	Thousands of U.S. dollars
	12/31/2015		6/30/2016
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps - cash flow hedges	9,993	-	4,391	-
Cross-currency swaps - net investment hedges	55,408	(684)	61,606	(510)
Total	65,401	(684)	65,997	(510)

Non-current portion	65,401	(684)	65,997	510
Current portion	-	-	-	-

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current assets or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil.

As of June 30, 2016, the notional amount of principal arrangements in the interest rate swaps equals to 413 million Brazilian reals equivalent to 129 million U.S. dollars (553 million Brazilian reals equivalent to 208 million U.S. dollars as of December 31, 2015).

On April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN).

As of June 30, 2016 details of cross-currency swaps that are designated and qualified as net investment hedge and cash flow hedge were as follows:

Cash Flow Hedge
Bank	Maturity	Notional currency	Index	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	18-Dez	BRL	BRL CDI	128,668	4,391	-	(4,128)	5,648	(264)
					4,391	-	(4,128)	5,648	(264)

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	3,940	-	101	15	(12)
Santander	20-Jan	USD	MXN	11,111	5,906	(76)	(2,770)	(1,135)	(107)
Goldman Sachs	20-Jan	USD	EUR	48,000	9,452	-	244	37	(30)
Goldman Sachs	20-Jan	USD	MXN	40,000	21,306	(272)	(9,962)	(4,082)	(386)
Nomura International	20-Jan	USD	MXN	23,889	12,733	(162)	(5,948)	(2,437)	(230)
Nomura International	20-Jan	USD	EUR	22,000	4,285	-	114	18	(14)
Goldman Sachs	18-Jan	USD	PEN	13,800	420	-	(41)	102	(5)
BBVA	18-Jan	USD	PEN	55,200	1,686	-	(163)	409	(21)
Goldman Sachs	18-Jan	USD	COP	7,200	375	-	(112)	53	(7)
BBVA	18-Jan	USD	COP	28,800	1,503	-	(447)	214	(29)
					61,606	(510)	(18,984)	(6,806)	(841)
Total					65,997	(510)	(23,112)	(1,158)	(1,105)

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

There were no ineffective hedge derivatives in June 30, 2016.

11. PROVISIONS AND CONTINGENCIES

The Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities.

All changes in provisions which occurred during the second semester of 2016 are demonstrated in the table below:

	Thousands of U.S. dollars
		Allocation	Application	Reversals	Translation differences	6/30/2016

	12/31/2015
Non-current	(audited)					(unaudited)
Provisions for liabilities	29,532	1,961	-	(11,119)	5,040	25,414
Provisions for taxes	13,283	1,833	-	(426)	3,104	17,794
Provisions for dismantling	12,065	1,085	-	(149)	2,568	15,569
Other provisions	140	67	(61)	(10)	7	143
Total non-current	55,020	4,946	(61)	(11,704)	10,719	58,920
Current
Provisions for liabilities	6,205	640	(199)	(640)	(447)	5,559
Provisions for taxes	876	44	-	-	34	954
Provisions for dismantling	1,271	38	-	(717)	214	806
Other provisions	3,090	250	(120)	(272)	186	3,134
Total current	11,442	972	(319)	(1,629)	(13)	10,453

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and claims related to various tax matters, including discussions about the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 30,859 thousand U.S. dollars and 34,646 thousand U.S. dollars as of December 31, 2015 and June 30, 2016, respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil in respect of social security payments and general taxes, which could be subject to varying interpretations by taxes authorities concerned.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of June 30, 2016, lawsuits still before the courts were as follow:

At June 30, 2016, Atento Brasil was involved in approximately 11,942 labor-related disputes (10,936 labor disputes as of December 31, 2015), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or differences over employment conditions in general. The total amount of these claims was 75,000 thousand U.S. dollars (60,803 thousand U.S. dollars on December 31, 2015), of which 23,590 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable (26,820 thousand U.S. dollars on December 31, 2015), 46,435 thousand U.S. dollars are classified as possible (30,166 thousand U.S. dollars on December 31, 2015), and 4,975 thousand U.S. dollars are classified as remote (3,817 thousand U.S. dollars on December 31, 2015).

In addition, as of June 30, 2016, there are labor-related disputes belonging to the company Atento Brasil 1 (formerly Casa Bahia Contact Center Ltda “CBCC”) totaling 1,592 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of June 30, 2016 Atento Brasil was party to 16 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately BRL 89.2 million, of which BRL 2.5 million relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has established a reserve, as indicated in paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

Atento Brasil, S.A. has 23 civil lawsuits ongoing for various reasons (23 on December 31, 2015). The total amount of these claims is approximately 4,482 thousand U.S. dollars (2,514 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, at June 30, 2016 Atento Brasil, S.A. has 46 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (42 on December 31, 2015). The total amount of these claims is approximately 35,575 thousand U.S. dollars (24,577 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, risk of material loss is possible.

In addition, as of June 30, 2016, there are tax authorities disputes belonging to the company CBCC totaling 4,202 thousand dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Furthermore, it is important to stand out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to alter the factor of indexation related to labor contingencies. The decision alter the Reference Rate Index (Taxa Referencial - TR) usually used as act of restating the amount of the contingencies to the Special Broad Consumer Price Index (Indice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). The Company’s external lawyers’ opinion considered the likelihood of loss in an eventual dispute as possible. The amount involved in the period from June 30, 2009 through August 31, 2015 is approximately 3,371 thousand U.S. dollars and in the period from August 31, 2015 through September 30, 2015 is approximately 1,567 thousand U.S. dollars. We will monitor this matter during 2016.

Lastly, there are other contingencies which are classified as possible by the Company, amounting to 6,027 thousands U.S. dollars.

At June 30, 2016 Teleatento del Perú, S.A.C. has lawsuits underway with the Peruvian tax authorities amounting to 8,987 thousand U.S. dollars (8,627 thousand U.S. dollars on December 31, 2015). According to the Company’s external attorneys, risk of material loss is possible.

At June 30, 2016 Atento Teleservicios España S.A.U. and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 3,189 thousand U.S. dollars (2,483 thousand U.S. dollars on December 31, 2015). According to the Company’s external lawyers, materialization of the risk event is possible.

At June 30, 2016 Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 6,499 thousand U.S. dollars (7,359 thousand U.S. dollars on December 31, 2015). According to the Company’s external lawyers, risk of material loss is possible.

12. average number of group employees

The average headcount in the Atento Group in the six months ended June 30, 2015 and 2016, is presented as follows:

	Average headcount
	June 30,
	2015	2016
	(unaudited)
Brazil	92,718	79,487
Central America	4,753	5,870
Chile	4,680	4,759
Colombia	7,529	8,340
Spain	10,496	9,989
Morocco	1,461	1,116
Mexico	19,258	19,933
Peru	14,517	16,324
Puerto Rico	775	860
United States	571	722
Argentina and Uruguay	7,897	7,720
Corporate	129	139
Total	164,784	155,259

13. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the six months ended June 30,
Income taxes	2015	2016
	(unaudited)
Current tax expense	(11,987)	(10,416)
Deferred tax	955	9,140
Others	118	(238)
Total income tax expense	(10,913)	(1,514)

For the six months ended June 30, 2016, Atento Group’s consolidate financial information presented loss before tax in the amount of 11,353 thousand U.S. Dollars and a tax expense of 1,514 thousand U.S. Dollars compared to a profit before tax of 37,975 thousand U.S. Dollars and a tax expense of 10,913 thousand U.S. Dollars for the six months ended June 30, 2015. The effective tax rate for Atento Group’s, under a negative pre-tax basis, for the six months ended June 30, 2016 was 13.34% (versus 28.74% for the six months ended June 30, 2015, under a positive pre-tax basis). The tax expense for the six months ended June 30, 2016 is derived from the profitable subsidiaries which paid income taxes at the individual level.

14. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods, as demonstrated below:

	For the six months ended June 30,

	2015	2016
	(unaudited)
Result attributable to equity holders of the Company
Atento’s Profit/(loss) attributable to equity holders of the parent (in thousands of U.S. dollars)	27,061	(12,867)
Weigthed average number of ordinary shares	73,619,511	73,751,131
Basic result per thousand shares (in. U.S. dollars)	0.37	(0.17)

	For the six months ended June 30,

	2015	2016
	(unaudited)
Result attributable to equity holders of the Company
Atento’s Profit/(loss) attributable to equity holders of the parent (in thousands of U.S. dollars) (1)	27,061	(12,867)
Potential increase in number of ordinary shares outstanding in respect of share-based plan	858,651	697,010
Adjusted weighted average number of ordinary shares	74,478,162	74,448,141
Diluted result per thousand shares (in. U.S. dollars)	0.36	(0.17)

 (1) Since a value close to nil will be paid for the ordinary shares in connection with the stock option plan there is no adjustment to net loss for the period.

15. RELATED PARTIES

Directors

The Members of Atento Board of Directors, as of the date on which the financial statements were prepared are Alejandro Reynal, Francisco Tosta Valim Filho, Melissa Bethell, Vishal Jugdeb, Mark Foster, Stuart Gent, Devin O’Reilly and Thomas Iannotti.

As of June 30, 2016 the Members of Board of Directors have the right on the stock-based compensation as described in Note 8.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in the six months ended June 30, 2016 are described below:

2016
Name	Post

Alejandro Reynal Ample	Chief Executive Officer and Director
Mauricio Teles Montilha	Chief Financial Officer
Daniel Figueirido	Chief Commercial Officer
José Ignacio Cebollero Bueno	Chief People Officer
Michael Flodin	Chief Operations Officer
Mª Reyes Cerezo Rodriguez Sedano	General Counsel
Mário Câmara	Brazil Regional Director
Miguel Matey Marañón	North America Regional Director
Juan Enrique Gamé	South America Regional Director
Jose María Pérez Melber	EMEA Regional Director

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the six months ended June 30, 2015 and 2016:

	Thousands of U.S. dollars
	2015	2016
	(unaudited)
Total remuneration paid to key management personnel	5,658	2,325

The breakdown of the total remuneration shown above is as follows:
	Thousands of U.S. dollars
	2015	2016
	(unaudited)
Salaries and variable remuneration	5,062	1,840
Salaries	1,909	1,840
Variable remuneration	3,153	-
Payment in kind	596	485
Medical insurance	58	57
Life insurance premiums	6	13
Other	532	415
Total	5,658	2,325

16. CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statement for the six months ended June 30, 2015 and 2016, Consolidated Statement of Financial Position as of December 31, 2015 and June 30, 2016 and Consolidated Statements of Cash Flow for the six months ended June 30, 2015 and 2016 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 10 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relates to investments in subsidiaries and intercompany balances and transactions.

Consolidated Income Statements (thousands of U.S. dollars)

For the Six Months Ended June 30, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	-	-	-	535,045	535,045	598,684	(102,094)	1,031,635
Other operating income	-	-	-	894	894	258	160	1,312
Own work capitalized	-	-	-	(16)	(16)	-	-	(16)
Operating expenses:
Supplies	-	-	-	(113,062)	(113,062)	(24,580)	98,182	(39,460)
Employee benefit expenses	-	-	(7)	(328,675)	(328,682)	(426,525)	141	(755,066)
Depreciation	-	-	-	(12,279)	(12,279)	(14,191)	-	(26,470)
Amortization	-	-	-	(13,926)	(13,926)	(14,111)	-	(28,037)
Changes in trade provisions	-	-	-	(263)	(263)	(241)	-	(504)
Other operating expenses	(1,615)	(931)	(74)	(50,292)	(50,366)	(75,803)	4,489	(124,226)
Impairment charges	-	-	-	(2,926)	(2,926)	-	2,926	-
OPERATING PROFIT/(LOSS)	(1,615)	(931)	(81)	14,500	14,419	43,491	3,804	59,168

Finance income	-	24,412	13,510	26,119	39,629	9,023	(65,242)	7,822
Finance costs	-	(27,005)	(496)	(53,948)	(54,444)	(26,274)	67,638	(40,085)
Change in fair value of financial instruments	-	1,020	-	1,020	1,020	-	15,246	17,286
Net foreign exchange gain/(loss)	704	14,833	-	11,427	11,427	432	(33,612)	(6,216)
NET FINANCE EXPENSE	704	13,260	13,014	(15,382)	(2,368)	(16,819)	(15,970)	(21,193)
PROFIT/(LOSS) BEFORE TAX	(911)	12,329	12,933	(882)	12,051	26,672	(12,166)	37,975
Income tax expense	(4)	(4)	(4)	(1,450)	(1,454)	(9,450)	(2)	(10,914)
PROFIT/(LOSS) FOR THE PERIOD	(915)	12,325	12,929	(2,332)	10,597	17,222	(12,168)	27,061

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Six Months Ended June 30, 2016
			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	-	-	-	427,552	427,552	444,244	(26)	871,770
Other operating income	-	-	-	1,443	1,443	74	(25)	1,492
Own work capitalized	-	-	-	4	4	-	-	4
Other gains	-	-	-	14	14	-	-	14
Operating expenses:
Supplies	-	-	-	(14,953)	(14,953)	(15,651)	400	(30,204)
Employee benefit expenses	-	-	(7)	(331,000)	(331,007)	(326,933)	1,169	(656,771)
Depreciation	-	-	-	(11,161)	(11,161)	(11,700)	-	(22,861)
Amortization	-	-	-	(11,140)	(11,140)	(7,279)	(5,696)	(24,115)
Changes in trade provisions	-	-	-	(98)	(98)	(207)	-	(305)
Other operating expenses	(1,330)	(993)	(64)	(43,476)	(43,540)	(57,454)	673	(102,644)
OPERATING PROFIT/(LOSS)	(1,330)	(993)	(71)	17,185	17,114	25,094	(3,505)	36,380

Finance income	-	23,804	14,653	1,770	16,423	3,207	(41,277)	2,157
Finance costs	-	(28,856)	(516)	(30,623)	(31,139)	(24,135)	46,328	(37,802)
Change in fair value of financial instruments		662	-	662	662	-	(662)	662
Net foreign exchange gain/(loss)	(128)	(9,080)	-	(13,659)	(13,659)	1,037	9,080	(12,750)
NET FINANCE EXPENSE	(128)	(13,470)	14,137	(41,850)	(27,713)	(19,891)	13,469	(47,733)
PROFIT/(LOSS) BEFORE TAX	(1,458)	(14,463)	14,066	(24,665)	(10,599)	5,203	9,964	(11,353)
Income tax benefit/(expense)	-	-	-	(2,940)	(2,940)	(105)	1,531	(1,514)
PROFIT/(LOSS) FOR THE PERIOD	(1,458)	(14,463)	14,066	(27,605)	(13,539)	5,098	11,495	(12,867)

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Financial Position (thousands of U.S. dollars)

As of December 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	541,981	931,806	606,142	623,422	1,229,564	427,248	(2,361,895)	768,704
Intangible assets	-	-	-	116,160	116,160	43,276	66,824	226,260
Goodwill	-	-	-	53,100	53,100	53,340	17,567	124,007
Property, plant and equipment	-	-	-	76,266	76,266	115,411	1	191,678
Investments	540,760	233,720	26,177	206,769	232,946	79,846	(1,087,272)	-
Non-current financial assets	1,221	698,086	579,965	110,797	690,762	88,951	(1,360,097)	118,923
Trade and other receivables	1,221	42	-	213	213	5,992	(1,929)	5,539
Other taxes receivable	-	-	-	-	-	5,112	-	5,112
Other non-current financial assets	-	642,636	579,965	55,176	635,141	67,854	(1,302,760)	42,871
Derivative financial instruments	-	55,408	-	55,408	55,408	9,993	(55,408)	65,401
Deferred tax assets	-	-	-	60,330	60,330	46,424	1,082	107,836
CURRENT ASSETS	5,960	33,951	1,620	364,443	366,063	264,613	(60,875)	609,712
Trade and other receivables	236	7,325	1,610	242,203	243,813	207,873	(34,324)	424,923
Trade and other receivables	229	6,565	1,603	226,892	228,495	199,407	(33,569)	401,127
Current income tax receivable	7	9	7	8,771	8,778	5,176	(4)	13,966
Other taxes receivable	-	751	-	6,540	6,540	3,290	(751)	9,830
Other current financial assets	-	3,266	-	381	381	388	(3,266)	769
Other financial assets	-	3,266	-	381	381	388	(3,266)	769
Cash and cash equivalents	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
TOTAL ASSETS	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	540,455	53,797	576,703	(96,525)	480,178	151,672	(828,311)	397,791
Share capital	46	43	96	43	139	216,709	(216,889)	48
Net investment / Share premium	639,435	24,459	625,624	24,459	650,083	(3)	(674,539)	639,435
Retained earnings/ (losses)	(21,231)	17,117	29,759	(125,899)	(96,140)	(130,156)	176,747	(53,663)
Translation differences	(80,361)	-	(78,776)	(7,306)	(86,082)	58,670	(101,451)	(209,224)
Cash flow hedge	-	12,178	-	12,178	12,178	6,452	(12,179)	18,629
Stock-based compensation	2,566	-	-	-	-	-	-	2,566
NON-CURRENT LIABILITIES	383	890,746	29,306	935,660	964,966	355,642	(1,547,691)	664,046
Deferred tax liabilities	-	-	-	26,705	26,705	23,105	6,252	56,062
Debt with third parties	-	292,432	-	295,272	295,272	240,005	(292,432)	535,277
Non-current payables to Group companies	-	597,630	29,306	605,109	634,415	23,807	(1,255,852)	-
Derivative financial instruments	-	684	-	684	684	-	(684)	684
Non-current provisions	-	-	-	2,146	2,146	52,874	-	55,020
Non-current non trade payables	383	-	-	5,744	5,744	14,850	(4,975)	16,002
Other non-current taxes payable	-	-	-	-	-	1,001	-	1,001
CURRENT LIABILITIES	7,103	21,214	1,753	148,730	150,483	184,547	(46,768)	316,579
Debt with third parties	-	10,671	-	13,242	13,242	29,037	(12,661)	40,289
Current payables to Group companies	-	8,939	-	-	-	-	(8,939)	-
Trade and other payables	7,103	1,604	1,753	128,609	130,362	150,947	(25,168)	264,848
Trade payables	6,798	713	57	42,097	42,154	50,853	(21,837)	78,681
Current income tax payable	7	7	7	6,586	6,593	14	(7)	6,614
Other current taxes payable	173	870	232	39,714	39,946	27,874	(869)	67,994
Other non trade payables	125	14	1,457	40,212	41,669	72,206	(2,455)	111,559
Current provisions	-	-	-	6,879	6,879	4,563	-	11,442
TOTAL EQUITY AND LIABILITIES	547,941	965,757	607,762	987,865	1,595,627	691,861	(2,422,770)	1,378,416

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

As of June 30, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	552,913	954,471	632,179	621,482	1,253,661	479,133	(2,427,458)	812,720

Intangible assets	-	-	-	106,967	106,967	66,271	73,478	246,716
Goodwill	-	-	-	55,724	55,724	64,889	13,284	133,897
Property, plant and equipment	-	-	-	69,161	69,161	111,428	-	180,589
Investments	551,668	236,520	26,177	206,770	232,947	79,846	(1,100,981)	-
Non-current financial assets	1,245	717,951	606,002	118,400	724,402	101,050	(1,413,933)	130,715
Trade and other receivables	1,245	5	-	110	110	19,263	(1,880)	18,743
Other taxes receivable	-	-	-	-	-	6,857	-	6,857
Other non-current financial assets	-	656,341	606,002	56,685	662,687	70,539	(1,350,449)	39,118
Derivative financial instruments	-	61,605	-	61,605	61,605	4,391	(61,604)	65,997
Deferred tax assets	-	-	-	64,460	64,460	55,649	694	120,803

CURRENT ASSETS	4,730	32,228	1,661	372,498	374,159	317,239	(72,951)	655,405
Trade and other receivables	235	7,151	1,645	241,924	243,569	280,617	(36,549)	495,023
Trade and other receivables	225	7,064	1,635	225,238	226,873	267,896	(36,469)	465,589
Current income tax receivable	7	9	7	11,298	11,305	7,449	(4)	18,766
Other taxes receivable	3	78	3	5,388	5,391	5,272	(76)	10,668
Other current financial assets	-	3,329	-	11,993	11,993	273	(14,731)	864
Other financial assets	-	3,329	-	11,993	11,993	273	(14,731)	864
Cash and cash equivalents	4,495	21,748	16	118,581	118,597	36,349	(21,671)	159,518
TOTAL ASSETS	557,643	986,699	633,840	993,980	1,627,820	796,372	(2,500,409)	1,468,125

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	549,904	46,140	601,575	(117,698)	483,877	172,160	(826,942)	425,139

Share capital	46	43	96	(8)	88	216,709	(216,838)	48
Net investment/Share premium	638,256	24,459	625,624	24,459	650,083	(3)	(673,360)	639,435
Retained earnings/(losses)	(1,458)	(14,462)	14,066	(27,605)	(13,539)	5,098	(42,169)	(66,530)
Translation differences	(89,759)	17,117	(38,211)	(133,669)	(171,880)	(52,368)	124,529	(172,361)
Cash flow hedge	-	18,983	-	19,101	19,101	2,724	(19,100)	21,708
Stock-based compensation	2,819	-	-	24	24	-	(4)	2,839

NON-CURRENT LIABILITIES	391	920,815	30,398	959,989	990,387	385,807	(1,612,195)	685,205
Deferred tax liabilities	-	-	-	24,522	24,522	25,233	4,746	54,501
Debt with third parties	-	293,233	-	295,275	295,275	273,328	(293,233)	568,603
Non-current payables to Group companies	-	627,072	30,398	636,380	666,778	24,278	(1,318,128)	-
Derivative financial instruments	-	510	-	510	510	-	(510)	510
Non-current provisions	-	-	-	2,235	2,235	56,685	-	58,920
Non-current non trade payables	391	-	-	1,067	1,067	5,116	(5,070)	1,504
Other non-current taxes payable	-	-	-	-	-	1,167	-	1,167

CURRENT LIABILITIES	7,348	19,744	1,867	151,689	153,556	238,405	(61,272)	357,781
Debt with third parties	-	10,818	-	14,398	14,398	39,323	(14,667)	49,872
Current payables to Group companies	-	8,350	-	-	-	10,652	(19,002)	-
Trade and other payables	7,348	576	1,867	130,516	132,383	184,752	(27,603)	297,456
Trade payables	7,096	465	63	42,361	42,424	55,353	(23,477)	81,861
Current income tax payable	7	7	7	2,060	2,067	14	(7)	2,088
Other current taxes payable	113	90	4	41,339	41,343	31,565	(90)	73,021
Other non trade payables	132	14	1,793	44,756	46,549	97,820	(4,029)	140,486
Current provisions	-	-	-	6,775	6,775	3,678	-	10,453
TOTAL EQUITY AND LIABILITIES	557,643	986,699	633,840	993,980	1,627,820	796,372	(2,500,409)	1,468,125

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Cash Flow (thousands of U.S. dollars)

For the Six Months Ended June 30, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(912)	12,329	12,933	(882)	12,051	26,935	(12,428)	37,975
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	26,205	26,205	27,909	393	54,507
Impairment allowances	-	-	-	3,189	3,189	241	(2,926)	504
Change in provisions	-	-	-	(1,494)	(1,494)	1,376	1	(117)
Grants released to income	-	-	-	(246)	(246)	-	-	(246)
(Gains)/losses on disposal of fixed assets	-	-	-	10	10	467	1	478
Finance income	-	(24,412)	(13,510)	(26,119)	(39,629)	(8,883)	65,102	(7,822)
Finance costs	-	27,005	497	53,948	54,445	26,134	(67,499)	40,085
Net foreign exchange differences	(704)	(16,520)	-	(13,113)	(13,113)	(431)	16,155	(14,613)
Change in fair value of financial instruments	-	668	-	668	668	-	2,208	3,544
Own work capitalized	-	-	-	16	16	-	-	16
Changes in other gains	-	-	-	1,877	1,877	(397)	(447)	1,033
	(704)	(13,259)	(13,013)	44,941	31,928	46,416	12,988	77,369
Changes in working capital:
Changes in trade and other receivables	10	443	-	(55,740)	(55,740)	(39,502)	2,636	(92,153)
Changes in trade and other payables	(849)	(1,115)	56	(14,328)	(14,272)	6,199	3,043	(6,994)
Changes in other assets/(payables)	685	(2,738)	(6)	6,575	6,569	(11,655)	(10,491)	(17,630)
	(154)	(3,410)	50	(63,493)	(63,443)	(44,958)	(4,812)	(116,777)
Other cash flow from operating activities
Interest paid	-	(11,064)	-	(11,441)	(11,441)	(21,996)	11,152	(33,349)
Interest received	-	(623)	-	(275)	(275)	8,739	535	8,376
Income tax paid	(4)	(59)	(4)	(5,660)	(5,664)	(1,734)	60	(7,401)
Other payments	-	-	-	(2,267)	(2,267)	(5,896)	(1)	(8,164)
	(4)	(11,746)	(4)	(19,643)	(19,647)	(20,887)	11,746	(40,538)
Net cash flow provided by/(used in) operating activities	(1,774)	(16,086)	(34)	(39,077)	(39,111)	7,506	7,494	(41,971)
Investment activities
Payments for acquisition of intangible assets	-	-	-	(3,814)	(3,814)	(8,516)	(1)	(12,331)
Payments for acquisition of property, plant and equipment	-	-	-	(9,728)	(9,728)	(15,241)	-	(24,969)
Disposals of intangible assets	-	-	-	217	217	318	-	535
Disposals of property, plant and equipment	-	-	-	6	6	-	408	414
Disposals of financial instruments	-	-	-	(9)	(9)	26,865	10	26,866
Net cash flow provided by/(used in) investment activities	-	-	-	(13,328)	(13,328)	3,426	417	(9,485)

Financing activities
Proceeds from borrowing from third parties	-	-	-	-	-	29,239	-	29,239
Proceeds from borrowing from group companies	-	11,601	-	11,603	11,603	-	(23,204)	-
Repayment of borrowing from third parties	-	-	-	(155)	(155)	-	155	-
Repayment of borrowing from group companies	-	-	-	(8,092)	(8,092)	(11,532)	19,624	-
Net cash flow provided by/(used in) financing activities	-	11,601	-	3,356	3,356	17,707	(3,425)	29,239
Net increase/(decrease) in cash and cash equivalents	(1,774)	(4,485)	(34)	(49,049)	(49,083)	28,639	4,486	(22,217)
Exchange differences	(731)	(1)	(5)	(7,895)	(7,900)	(7,510)	2	(16,140)
Cash and cash equivalents at beginning of period	9,333	29,327	65	145,144	145,209	56,897	(29,327)	211,439
Cash and cash equivalents at end of period	6,828	24,841	26	88,200	88,226	78,026	(24,839)	173,082

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Six Months Ended June 30, 2016

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,458)	(14,463)	14,066	(24,665)	(10,599)	5,203	9,964	(11,353)
Adjustments to profit/(loss):
Amortization and depreciation	-	-	-	22,301	22,301	18,980	5,695	46,976
Impairment allowances	-	-	-	98	98	207	-	305
Change in provisions	-	-	-	145	145	2,375	-	2,520
Grants released to income	-	-	-	(222)	(222)	-	-	(222)
(Gains)/losses on disposal of fixed assets	-	-	-	25	25	563	-	588
Finance income	-	(23,804)	(14,653)	(1,770)	(16,423)	(3,207)	41,277	(2,157)
Finance costs	-	28,856	516	30,623	31,139	24,135	(46,328)	37,802
Net foreign exchange differences	128	9,080	-	13,659	13,659	(1,037)	(9,080)	12,750
Change in fair value of financial instruments	-	(662)	-	(662)	(662)	-	662	(662)
Own work capitalized	-	-	-	(4)	(4)	-	-	(4)
Changes in other gains	-	-	-	8	8	316	1	325
	128	13,470	(14,137)	64,201	50,064	42,332	(7,773)	98,221
Changes in working capital:
Changes in trade and other receivables	10	(462)	-	3,776	3,776	(22,737)	2,864	(16,549)
Changes in trade and other payables	101	(1,028)	80	12,708	12,788	24,857	(2,283)	34,435
Changes in other assets/(payables)	(123)	(2,693)	(22)	(13,414)	(13,436)	(12,659)	(5,363)	(34,274)
	(12)	(4,183)	58	3,070	3,128	(10,539)	(4,782)	(16,388)
Other cash flow from operating activities
Interest paid	-	(11,064)	-	(11,705)	(11,705)	(29,119)	11,065	(40,823)
Interest received	-	1,112	-	1,343	1,343	3,406	(1,113)	4,748
Income tax paid	-	-	-	(13,224)	(13,224)	(981)	-	(14,205)
Other payments	-	-	-	(326)	(326)	(9,988)	(1)	(10,315)
	-	(9,952)	-	(23,912)	(23,912)	(36,682)	9,951	(60,595)
Net cash flow provided by/(used in) operating activities	(1,342)	(15,128)	(13)	18,694	18,681	314	7,360	9,885
Investment activities
Payments for acquisition of intangible assets	-	-	-	(3,159)	(3,159)	(16,186)	1	(19,344)
Payments for acquisition of property, plant and equipment	-	-	-	(11,777)	(11,777)	(14,041)	4,574	(21,244)
Disposals of intangible assets	-	-	-	840	840	-	-	840
Disposals of property, plant and equipment	-	-	-	62	62	-	-	62
Net cash flow provided by/(used in) investment activities	-	-	-	(14,034)	(14,034)	(30,227)	4,575	(39,686)

Financing activities
Proceeds from borrowing from group companies	-	(14,453)	19	(19)	-	4,955	9,498	-
Repayment of borrowing from third parties	-	-	-	(113)	(113)	(6,969)	-	(7,082)
Repayment of borrowing from group companies	-	27,969	-	(8,148)	(8,148)	-	(19,821)	-
Net cash flow provided by/(used in) financing activities	-	13,516	19	(8,280)	(8,261)	(2,014)	(10,323)	(7,082)
Net increase/(decrease) in cash and cash equivalents	(1,342)	(1,612)	6	(3,620)	(3,614)	(31,927)	1,612	(36,883)
Exchange differences	113	-	-	342	342	11,924	2	12,381
Cash and cash equivalents at beginning of period	5,724	23,360	10	121,859	121,869	56,352	(23,285)	184,020
Cash and cash equivalents at end of period	4,495	21,748	16	118,581	118,597	36,349	(21,671)	159,518

* Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

** Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

17. OTHER INFORMATION

a)       Guarantees and commitments

                At June 30, 2016, the Atento Group has guarantees and commitments to third parties amounting to 319,226 thousand U.S. dollars (242,022 thousand U.S. dollars at December 31, 2015).

   The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

                   The total amount of operating lease expenses recognized in the interim consolidated income statement for the six months ended June 30, 2016 was 30,447 thousand U.S. dollars (40,484 thousand U.S. dollars at June 30, 2015).

   There are no contingent payments on operating leases recognized in the interim consolidated income statements for the three months ended June 30, 2015 and 2016.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2026. As of June 30, 2016, the payment commitment for the early cancellation of these leases is 135,447 thousand U.S. dollars (127,531 thousand U.S. dollars at December 31, 2015).

18. EVENTS AFTER THE REPORTING PERIOD

a)       LTIP 2016 Grant

In July 2016, the Company has granted a total of 1,384,982 new Time RSU of its share-based payment arrangement for selected employees of Atento S.A. The vesting period of these shares is January 2019. Additionally, the Company granted 81,257 shares which vesting periods are October 2016 and January 2018.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 11 to the Interim Consolidated Financial Statements.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: August 2, 2016
By: /s/ Alejandro Reynal
Name: Alejandro Reynal
Title: Chief Executive Officer

By: /s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer